POINTS INTERNATIONAL LTD.

Notice of Annual Meeting of Shareholders
and
Management Information Circular

April 6, 2020

Due to the global COVID-19 public health emergency, Points' Annual Meeting of Shareholders will be held on Friday May 22, 2020 in a virtual-only format, via live audio webcast. A virtual-only meeting format is being adopted to enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or other particular constraints, circumstances or risks they may be facing as a result of COVID-19. You will not be able to attend the Meeting physically. Important details about the Meeting and how shareholders can participate virtually, are set out in this Management Information Circular and the accompanying Meeting materials.

POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of POINTS INTERNATIONAL LTD. ("Points") will be held on Friday May 22, 2020, at 2:00 p.m. (Eastern Time). In light of the outbreak of the novel coronavirus disease (known as "COVID-19") and to mitigate against its risks, the Meeting will be held in a virtual-only format at https://web.lumiagm.com/177840361. You will not be able to attend the Meeting physically.

The Meeting will be held for the following purposes:

1. to receive and consider the audited financial statements of Points for its financial year ended December 31, 2019 and the report of the auditors thereon;

2. to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3. to appoint KPMG LLP as the auditors of Points until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Points has been carefully monitoring the outbreak of COVID-19. Given the unprecedented circumstances in which we collectively find ourselves, and in light of Points' unwavering commitment to the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders, Points will be conducting the Meeting in a virtual-only format. A virtual-only Meeting format is being adopted in response to the rapidly evolving COVID-19 situation to enfranchise and give all of our shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

This notice, the accompanying Circular and the form of proxy or the voting instruction form have been sent to you in connection with the Meeting. As described in the enclosed Meeting materials, registered shareholders are entitled to participate, vote and communicate at the virtual Meeting if they held their common shares as of the close of business on March 30, 2020, the record date. Non-registered shareholders as of the record date that wish to participate and vote at the virtual Meeting will be required to first appoint themselves as proxyholder in advance of the Meeting by writing their own name in the appropriate space on the voting instruction form provided by their intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution. Non-registered shareholders who have not duly appointed themselves as a proxyholder will be able to attend the Meeting as guests. Guests will not be able to vote or communicate at the Meeting. In all cases, shareholders must carefully follow the instructions set out in their applicable form of proxy or voting instruction form AND in the enclosed Circular under "General Proxy Information". The Meeting will be accessible by logging in online at https://web.lumiagm.com/177840361. To be admitted to the virtual Meeting, registered Shareholders and duly appointed proxyholders must enter a 15-digit Control Number or Username found on their form of proxy or otherwise provided by Computershare Trust Company of Canada ("Computershare") as described in this Circular.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder to participate at the Meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These include the additional step of registering that proxyholder with our Transfer Agent and Registrar, Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a Username and only being able to attend the Meeting as a guest.

The form of proxy or voting instruction form must be completed and returned in accordance with the instructions set out therein and in the Circular to Computershare no later than 2:00 p.m. (Eastern Time) on May 20, 2020 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for any adjourned or postponed meeting, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or any adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law. The proxy cut-off time may be waived by the Chair of the Meeting, in his or her sole discretion without notice.

DATED at Toronto, Ontario, this 6th day of April, 2020.

By Order of the Board of Directors

                              "Robert MacLean"

Robert MacLean

Chief Executive Officer

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (also referred to herein as this "Circular") is furnished in connection with the solicitation by, or on behalf of, the management of Points International Ltd. ("Points", "we", "our" or "us") of proxies to be used at the annual meeting (the "Meeting") of the shareholders of Points to be held on Friday May 22, 2020, at 2:00 p.m. (Eastern Time) or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. Points' board of directors (the "Board") has fixed the close of business on March 30, 2020, as the record date (the "Record Date"), being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment(s) or postponement(s) thereof. In light of the outbreak of the novel coronavirus disease (known as "COVID-19") and to mitigate against its risks, the Meeting will be held in a virtual-only format at https://web.lumiagm.com/177840361. You will not be able to attend the Meeting physically.

The Meeting has been called for the purposes of considering and voting on the annual business of Points, which includes the election of directors to the Board and the appointment of Points' auditors. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

Points has been carefully monitoring the outbreak of COVID-19. Given the unprecedented circumstances in which we collectively find ourselves, and in light of Points' unwavering commitment to the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders, Points will be conducting the Meeting in a virtual-only format. A virtual-only Meeting format is being adopted in response to the rapidly evolving COVID-19 situation to enfranchise and give all of our shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

For further details concerning how registered and non-registered shareholders may participate at the virtual Meeting, see "General Proxy Information" below. The instructions and procedures for registered and non-registered Shareholders to participate at the virtual Meeting differ and should be read carefully. If you have questions regarding your ability to participate or vote at the Meeting, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada ("Computershare") at 1-800-564-6253.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF: (I) THE ELECTION OF THE DIRECTORS NOMINATED IN THIS CIRCULAR AND (II) THE APPOINTMENT OF KPMG LLP AS AUDITORS.

Dated April 6, 2020

Table of Contents

FORWARD-LOOKING STATEMENTS	7
NON-GAAP FINANCIAL MEASURES	7
COMMITMENT TO GOVERNANCE	8
BUSINESS OF THE MEETING	9
Audited Consolidated Financial Statements	9
Election of Directors	9
Majority Voting Policy	9
Diversity and Board Renewal	10
Director Nominees	11
Common Directorships	18
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	18
APPOINTMENT OF AUDITORS	19
EXECUTIVE COMPENSATION	20
Letter from the Chair of the HRCGC and the Chair of the Board	20
Executive Compensation Philosophy	23
Executive Compensation Program Summary	24
Compensation Governance	25
Risk Management	25
Anti-Hedging Policy	26
Share Ownership Policy	26
Independent Compensation Consultant	27
Executive and Board Compensation-Related Consulting Fees	27
Peer Groups	27
Compensation Discussion and Analysis	29
Base Salary	29
Short-Term Incentives	30
Long-Term Incentives	32
2019 Compensation	36
Short-Term Incentives Plan Results	36
CEO Pay Results	36
Other NEO Pay Results	36
Performance Graph	38
Summary Compensation Table	39
Outstanding Option-Based Awards	40
Outstanding Share-Based Awards	41
Incentive Plan Awards	41
Termination and Change of Control Benefits	42
Changes to Executive Compensation Program for 2020	45
Benchmarking	45
Updated Peer Group	45
CEO Pay Changes - Increased "At-Risk" Compensation	46
Performance Share Units	47
Compensation of Directors	49
Director Compensation Review	49
Outside Director Compensation	49
Director Compensation Table	50
Outstanding Director Option-Based and Share-Based Awards	51
Director Incentive Plan Awards	52
Share Ownership Guidelines	53

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	55
Summary of 2016 Stock Option Plan	55
Summary of the Legacy Stock Option Plan	58
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES	59
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	60
NORMAL COURSE ISSUER BID	60
SHAREHOLDER PROPOSALS	60
GENERAL PROXY INFORMATION	61
Record Date and Quorum	61
Accessing and Voting at the Virtual Meeting	61
How to Vote	62
Registered Shareholders	62
Non-Registered Shareholders	64
Appointment and Revocation of Proxies	66
Exercise of Vote by Proxy	66
Solicitation of Proxies	67
Voting Shares and Principal Holders Thereof	67
ADDITIONAL INFORMATION	67
NON-GAAP FINANCIAL MEASURES	68
BOARD APPROVAL	70
SCHEDULE A STATEMENT OF CORPORATE GOVERNANCE PRACTICES
EXHIBIT A BOARD OF DIRECTORS' MANDATE

FORWARD-LOOKING STATEMENTS

This Circular contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our financial performance, our approach to executive compensation, including target compensation mix and expected changes to executive compensation in 2020, our partnerships and the expected benefits from them, future purchases of common shares under the 2019 Repurchase (as defined below), other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; and (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in our filings with applicable securities regulators, including our most recently filed audited consolidated financial statements (including the notes thereon) and management's discussion and analysis related thereto. The forward-looking statements contained in this Circular are made as at the date of this Circular and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this Circular, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This Circular contains certain non-GAAP financial measures. For additional details, see "Non-GAAP Financial Measures" below, as well as our most recently filed management's discussion and analysis.

COMMITMENT TO GOVERNANCE

The Board and management of Points acknowledge the importance of good governance practices in the conduct of Points' affairs. The Board assumes overall responsibility for the structure of Points' approach to governance. Our Human Resources & Corporate Governance Committee (the "HRCGC") is responsible for assisting the Board in discharging its duties, including assuming responsibility for the development of our governance practices and policies.

In 2019, the HRCGC undertook a detailed review of our governance practices and policies. Following this review, the Board, on the recommendation of the HRCGC, adopted a number of changes to its governance policies, including a Diversity and Board Renewal Policy and an Anti-Hedging Policy. In addition, the Board approved an amendment to our 2016 Stock Option Plan (defined below) that removes the eligibility of directors who are not also executive officers ("Outside Directors") to receive option grants. These changes are discussed in more detail throughout this Circular.

A detailed description of our approach to corporate governance is set forth in Schedule A. Copies of certain of our governance policies are also available on our website at www.points.com. Highlights of our corporate governance practices and policies include the following:

  Independent Chair: The Chair of the Board is an independent director.
  Board Independence: A majority of the members of the Board are independent (78% or 7 of 9 of the current directors).
  Committee Independence: All of the Board committees (HRCGC and Audit Committee) are 100% independent.
  Majority Voting Policy: If a director nominee receives a greater number of votes "withheld" than votes "for", that director shall immediately submit their resignation to the Chair for consideration following the meeting. See "Business of the Meeting - Election of Directors - Majority Voting Policy" below for more details.
  Diversity and Board Renewal Policy: We value and recognize the benefits of diversity, including increased organizational strength, improved leadership and increased innovation. In furtherance of this, we have adopted a Diversity and Board Renewal Policy that sets out our policies with respect to diversity on the Board and in senior management. See "Business of the Meeting - Election of Directors - Diversity and Board Renewal Policy" below for more details.
  Share Ownership Policy: To more closely align the members of the Board and certain members of senior management with the interests of shareholders, the Board has adopted a share ownership policy that requires these individuals to maintain prescribed levels of ownership of Points' common shares and/or RSUs based on targets varying by position level. See "Executive Compensation - Share Ownership Guidelines" below for more details.
  Code of Business Conduct and Ethics: We are committed to conducting our business in accordance with the highest standards of ethical conduct, and we have adopted a Code of Business Conduct and Ethics that reflects this. We also maintain a whistleblower hotline and protocol for ensuring that any compliance matters are brought to the attention of an independent officer. See Schedule A, "Statement of Corporate Governance Practices - Ethical Business Conduct" below for more details.
  Anti-Hedging Policy: To promote alignment of interests between our shareholders and our directors, officers and employees, these individuals are prohibited from hedging Points' securities. See "Executive Compensation - Compensation Governance - Anti-Hedging Policy" below for more details.

BUSINESS OF THE MEETING

Audited Consolidated Financial Statements

The audited consolidated financial statements of Points for the financial year ended December 31, 2019 and the auditors' report thereon will be submitted to shareholders at the Meeting. Receipt at the Meeting of our audited consolidated financial statements and the auditors' report thereon will not constitute approval or disapproval of any matters referred to therein. A copy of the audited consolidated financial statements and the auditors' report thereon has been mailed to shareholders who requested them and is also available on our website at www.points.com and on SEDAR at www.sedar.com.

Election of Directors

The present term of office of each current director will expire immediately prior to the election of directors at the Meeting. The number of directors to be elected at the Meeting is eight. These directors will serve until the next annual meeting of shareholders or until a successor is elected or appointed. Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of Points. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of Points, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The election of directors will be by individual voting and not by slate voting.

Majority Voting Policy

The Board has adopted a "majority voting policy" providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chair of the Board promptly following the Meeting. The HRCGC will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the HRCGC will consider all factors deemed relevant by its members. The Board shall, in accordance with its fiduciary duties, determine whether to accept the resignation in light of any exceptional circumstances that would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the HRCGC at which the resignation is considered.

Where the Board accepts the resignation of a director, the Board may, subject to applicable laws, the articles and by-laws of Points and any previously-passed shareholder resolutions, exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director, reduce the size of the Board (within the minimum and maximum number of directors fixed under our articles) or call a special meeting of shareholders to elect a new nominee to fill the vacant position. If any director fails to tender his or her resignation as contemplated in the majority voting policy, the Board will not re-nominate that director at the next election.

Diversity and Board Renewal

We value and recognize the benefits of diversity, including increased organizational strength, improved leadership and increased innovation. In furtherance of this, in 2019 the Board adopted a Diversity and Board Renewal Policy, which, among other things, recognizes that diversity is an important consideration for us in determining the composition of the Board. We believe that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance and performance and effective decision-making.

To support the Board's diversity goals, the HRCGC will, when identifying and considering the selection of nominees for the Board:

  consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities;
  consider diversity criteria including the designated groups specified in the Employment Equity Act (Canada); and
  seek to maintain a Board in which each gender represents not less than 20% of independent directors.

The Board also recognizes that periodic renewal of Board members brings new perspectives which enrich and enhance the effectiveness of the Board and, accordingly, strives to maintain a Board with an average tenure of 15 years or less among independent directors. However, the Board believes that such renewal and the new perspectives it brings can happen naturally without imposing arbitrary limits on the tenure of its Board members. In addition, in light of our business and the time necessary for persons to develop a thorough understanding of it, the Board believes that the quality of Board level decisions directly benefits from the continuity, experience and knowledge that comes from permitting longer-term service on the Board. Accordingly, in considering the age and tenure of directors, we have not adopted strict term limits or other mechanisms for forcing the replacement of our directors.

Director Nominees

Eight of the nine current directors of Points are being nominated for re-election to the Board. Mr. Douglas Carty has informed the Board that he does not intend to run for re-election at the Meeting. The following tables provide certain background information with respect to each nominee for the Board.

David Adams
Age: 63 Quebec, Canada Chair Since: June 2018 Director Since: May 2016 Independent

Corporate Director. Mr. Adams served as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until his retirement in March, 2016. At the time of his retirement, Aimia Inc. was a publicly traded global data driven marketing and loyalty analytics company which had close to 4,000 employees in 20 countries and owned and operated well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the UK. He currently serves on the Board of Directors and is Chair of the Audit Committee and a member of the Nominating and Governance Committee of Cardlytics Inc. (Nasdaq), a transaction based marketing company headquartered in Atlanta. He is a non-executive director, Chair of the Audit Committee and a member of the Remuneration Committee of TCC Global, a private global loyalty company. He is also on the Board of Directors of Plan International Canada where he is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. He is Chair of the Finance Committee and a member of the Board of Governors of the Stratford Festival, North America's largest classical repertory theater company. He is also a member of the Stratford Shakespearean Festival Endowment Foundation of Canada Board.

Until he resigned in December 2018, Mr. Adams served on the Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexico's frequent flyer program and previously was a board member of Nectar Italia and Prisma in Brazil.

Before joining Aimia, Mr. Adams was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams has also previously held a variety of executive positions at CAE Inc., a global market leader in the production of flight simulators and control systems. Prior to these roles, Mr. Adams held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young).

Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

2019 Board and Committee Attendance
Board (Chair)	8 of 8 (100%)
Audit	4 of 4 (100%)
HRCGC	4 of 4 (100%)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
15,524	6,652	22,176	$378,336	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
Cardlytics Inc.			Audit Committee (Chair) Nominating and Governance Committee
Public Board Interlocks
None

Christopher Barnard
Age: 51 Ontario, Canada Director Since: May 2007 (and Feb. 2000 to Apr., 2005) Non-Independent

President of Points. Mr. Barnard is a founder of Points. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at Points including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over the company's history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, Mr. Barnard has been instrumental in raising capital for Points, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. He also led Points' corporate acquisitions of MilePoint, PointsHound and Crew Marketing as well as the strategic partnership with Amadeus IT Group S.A.

In 1998, Mr. Barnard co-founded Canada's first internet business incubator, Exclamation International, from which Points was created. Prior to Exclamation, Mr. Barnard was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

2019 Board Attendance
Board	8 of 8 (100%)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
197,431	62,979	260,410	$4,442,758	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
None
Public Board Interlocks
None

Michael Beckerman
Age: 56 Ontario, Canada Director Since: May, 2010 Independent

Corporate Director. Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE's key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE's European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identity systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman is currently the President and CEO of MKTG Canada, a global lifestyle marketing agency. Prior to this role, Mr. Beckerman was the CEO of Ariad Communications and Bluespire Marketing. Ariad enjoyed record growth during his tenure. Ariad was an agency specializing in branding and on-line communications. Ariad won numerous domestic and international awards and was named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

2019 Board and Committee Attendance
Board	8 of 8 (100%)
HRCGC	4 of 4 (100%)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
17,977	4,435	22,412	$382,363	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
Bluerush Inc.
Enthusiast Gaming Holdings Inc.
Public Board Interlocks
None

Bruce Croxon
Age: 59 Ontario, Canada Director Since: February 2008 Independent

Investor and Advisor. Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities, including Food Allergy Canada and Helping Hands Jamaica.

2019 Board and Committee Attendance
Board	7 of 8 (88%)
HRCGC	4 of 4 (100%)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
26,410	4,435	30,845	$526,216	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
None
Public Board Interlocks
None

Robert MacLean
Age: 53 Ontario, Canada Director Since: February 2002 Non-Independent

Chief Executive Officer of Points. Mr. MacLean is a founder of Points and has served as Chief Executive Officer of Points since its beginnings in February 2000. As CEO, Mr. MacLean champions the vision for Points and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative solutions for the global loyalty industry, earning a growing number of partnerships with the world's leading loyalty programs as well as numerous industry technology providers.

Prior to founding Points, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines International, Mr. MacLean led a team throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was responsible for the airline's award-winning Canadian Plus loyalty program and also served as Canadian Airlines' senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and has spoken frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company, and is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs. Mr. MacLean also sits on multiple advisory boards in the technology industry.

Mr. MacLean is a graduate of Acadia University.

2019 Board Attendance
Board	8 of 8 (100%)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
241,026	89,632	330,658	$5,641,232	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
Prodigy Ventures Inc.			Audit Committee Human Resources, Compensation and Governance Committee Diversity and Inclusion Committee
Public Board Interlocks
None

Jane Skoblo
Age: 57 Ontario, Canada Director Since: May 2019 Independent

Vice President, Rogers Communications. Ms. Skoblo is currently the Vice President Digital Operations at Rogers Communications, a position she has held since October 2017. Ms. Skoblo has extensive financial and business experience having acted in various senior financial positions through her career, including as CFO of AMEX Bank of Canada and Vice President Finance, Consumer and Small Business Cards. Previously, she was CFO and COO of myNext Mortgage Company and Mortgage Architects Inc. She also has experience in the loyalty industry, having acted as CFO, Global Rewards Finance for American Express (USA).

Ms. Skoblo currently sits on the board of Allstate Canada Group, a wholly owned Canadian subsidiary of Allstate Corporation (USA), and also sits on the board of the Community Trust Company, a privately held federally regulated Canadian financial institution. Ms. Skoblo has been appointed to the inaugural Board of Directors for New Digital Research Infrastructure Organization (NDRIO), a national not-for-profit organization that will support a collaborative and agile digital research infrastructure community across Canada. Ms. Skoblo will chair the Audit, Finance and Risk Committee, as well as the Investment Committee for NDRIO.

Ms. Skoblo also is a member of the Advisory Board at the University of Waterloo School of Accounting and Finance. Ms. Skoblo was previously a board member of AMEX Bank of Canada between 2011 and 2016.

Ms. Skoblo holds a Bachelor of Business Administration from the Schulich School of Business, York University. She also holds a CPA, CITP designation (from the AICPA), as well as an ICD.D designation from the Institute of Corporate Directors and has completed the Director's Education Program.

2019 Board Attendance
Board	6 of 6 (100%)(2)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
0	4,081	4,081	$69,624	Has until May 2024 to meet guideline
Other Public Board Directorships and Committee Memberships
Company			Committee
None
Public Board Interlocks
None

John Thompson
Age: 72 Ontario, Canada Director Since: February 2002 Independent

Corporate Director. Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr. Thompson's responsibilities at Loblaws included, amongst other things, responsibility for human resources and President's Choice, one of the largest, most recognized and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chair of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA.

2019 Board and Committee Attendance
Board	8 of 8 (100%)
Audit	4 of 4 (100%)
HRCGC (Chair)	4 of 4 (100%)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
179,839	5,174	185,013	$3,156,438	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
None
Public Board Interlocks
None

Leontine van Leeuwen-Atkins
Age: 55 Alberta, Canada Director Since: May 2019 Independent

Corporate Director. Ms. van Leeuwen-Atkins (Atkins) is a board member of Seven Generations Energy, Canada's largest condensate and Montney natural gas producer. She also serves on the Board of Directors of Calgary Economic Development (Chair of the Audit Committee).

Ms. Atkins previously served, until the end of 2018, as a board member of KPMG Canada LLP's Board of Directors, and served on the Acquisitions and Admissions and Succession committees. Ms. Atkins served as a Partner at KPMG Canada from 2006 until early 2019 and was previously a Partner at KPMG Netherlands until she moved to Canada in 2006.

Ms. Atkins has extensive experience in M&A and post-merger integration, as well as transaction and deal advisory.

Ms. Atkins is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors (ICD) and is an Alumni of, and guest speaker with, ICD's Director Education programme at the University of Calgary, Haskayne School of Business.

In addition to her CPA, CA and ICD.D designation, Ms. Atkins holds a Bachelor of Business Administration in Finance from Acadia University and a Masters of Business Administration from Dalhousie University.

2019 Board and Committee Attendance
Board	6 of 6 (100%)(2)
Audit	3 of 3 (100%)(2)
Securities Held (as at February 28, 2020)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
1,500	4,498	5,998	$102,330	Has until May 2024 to meet guideline
Other Public Board Directorships and Committee Memberships
Company			Committee
Seven Generations Energy Ltd.			Audit and Finance Committee Human Resources and Compensation Committee Reserves Committee
Public Board Interlocks
None

Notes:

(1) Calculated in accordance with our Share Ownership Policy. See "Executive Compensation - Share Ownership Guidelines" below for more details.

(2) Ms. Skoblo and Ms. van Leeuwen-Atkins were elected to the Board on May 9, 2019.

Common Directorships

None of the proposed Board nominees serve on the same board of directors of another publicly listed company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Points, no director nominee is, or within the last 10 years has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

To the knowledge of Points, no director nominee is, or within the last 10 years has been, a director or executive officer of any company that, while the individual was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

APPOINTMENT OF AUDITORS

Management proposes to appoint KPMG LLP as the auditors of Points to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. KPMG was first appointed as auditors of Points on June 9, 2011. The shares represented by proxies in favour of management proxyholders will be voted in favour of the appointment of KPMG LLP as auditors of Points, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

A copy of the audited consolidated financial statements of Points for the fiscal year ended December 31, 2019 has been made available to the shareholders of Points.

EXECUTIVE COMPENSATION

Letter from the Chair of the HRCGC and the Chair of the Board

Dear shareholders,

As the Chair of the HRCGC and Chair of the Board, one of our core responsibilities is to ensure that Points has a principled approach to executive compensation. We want to take this opportunity to share with you, our shareholders, the approach that we currently take to executive compensation, and changes that we are in the process of implementing, that we believe will help ensure that senior management is aligned with the interests of our shareholders.

Commitment to Pay for Performance

We believe that compensation plays an important role in achieving Points' short- and long-term business objectives, and are committed to linking our senior management's pay with performance. We believe that a meaningful portion of the compensation received by our senior management should be incentive-based, contingent on financial performance. We also believe that a meaningful portion of senior management's compensation should be equity-based, and that senior management should be required to maintain meaningful equity ownership levels.

Similar to prior years, for 2019, our short- and long-term incentives were focused on Points' Gross Profit and adjusted EBITDA as well as other strategic objectives. These metrics are key indicators of the operating performance of the business, and align with Points' long-term business plan and strategic objectives.

Below we highlight some of the significant achievements of our senior management, which informed the compensation they received in 2019.

2019 Performance Highlights
Note: All figures contained in this section are in thousands of US dollars. See also "Non-GAAP Financial Measures" below.

In 2019, we generated record revenue, gross profit, and adjusted EBITDA. Both gross profit and adjusted EBITDA for 2019 were within our issued annual guidance range for the year.

Revenue for the year ended December 31, 2019 was $401,177, an increase of $24,932 or 7% over 2018. Gross profit in 2019, after adjusting for the impact of a tax rebate related to prior years, was $59,427, an increase of 10% over 2018. The increases in revenue and gross profit were predominantly driven by strong organic growth from existing partnerships and the impact of new partnerships launched in 2018 and 2019. Net income for the year ended December 31, 2019 was $11,889, an increase of $4,097 or 53% compared to 2018. Adjusted EBITDA for the year ended December 31, 2019 was $21,469, an increase of 15% over 2018, largely due to the increase in gross profit more than offsetting the increase in adjusted operating expenses.

From a business development perspective, we expanded the reach of our products with a number of existing partnerships and added new relationships to our platform in 2019. In our Loyalty Currency Retailing segment, we launched our accelerator service with the Emirates Skywards program, adding to the broad set of services this program launched with Points in 2018. In our Points Travel segment, we launched hotel redemption capabilities with Frontier Airlines and the AIR MILES Reward program. In our Platform partners segment, we added new exchange partners in 2019 to the Citibank ThankYou Points program, adding Cathay Pacific's Asia Miles, Aeromexico Club Premier program, the Etihad Guest program and the Qantas Frequent Flyer program. In addition, we launched a new relationship with AIR MILES Middle East and its banking partner, HSBC Middle East, enabling exchanges with the Etihad Guest and Emirates Skywards programs. Lastly, we launched a new integration between the Hilton Honors program and Lyft, the popular ride sharing program, to power both earn and redemption functionality for shared members.

From a partner renewal perspective, we announced a long-term renewal of our contract with Southwest Airlines, where we will continue to power a broad set of our loyalty currency retailing services for the Rapid Rewards program, including the Buy, Gift and Transfer programs, our seasonal tier qualifying points purchase campaign, and a new accelerator promotion construct in market. In our Platform Partners segment, we renewed our Chase Bank Ultimate Rewards partnership for 5 years. This renewed partnerships allows Chase to take advantage of our enhanced fraud and gaming mitigation services, in addition to powering their successful exchange program into several of our loyalty program partnerships.

From a corporate development perspective, we continued to make progress on our strategic partnership with Amadeus. During 2019, we furthered our working relationship with Amadeus, aligning our sales teams and moving our pipeline of both mutual and new partnerships forward. The relationship with Amadeus aligns with our strategic focus on geographic expansion, as well as our core strategy of adding more frequent flyer programs to our loyalty network.

Lastly, we opened new regional offices in Singapore and Dubai in 2019 to support our geographic expansion, which is a key element of our long-term growth strategy. Resources in these offices bring regional business knowledge that will be beneficial in enabling us to more effectively service existing relationships in these regions and expand our business development presence.

Continued Emphasis on Performance in 2020

This past year, we reviewed our peer group, and conducted a market benchmarking to assess the compensation of our senior management relative to the peer group. As a result of this review we have updated our peer group for 2020 and we will be making certain changes to the compensation of our CEO to target total direct compensation around the market median and provide an opportunity to earn above market median for outstanding performance. We expect to accomplish this through a pay mix that is more heavily weighted towards short- and long-term incentives with a more modest base salary. Consistent with our commitment to "pay for performance", the majority of any increased compensation that our CEO receives is expected to be incentive based, including grants of PSUs under our new program (discussed below). We look forward to providing you with full details of our CEO's pay for 2020 when we publish next year's proxy circular.

In addition, to further align senior management with the interests of shareholders, the Board recently approved a new performance-based compensation program. Starting in 2020, our senior management will be eligible to receive a portion of their long-term incentive compensation in the form of PSUs. Similar to our 2018 Performance Option grants, the new PSU program has been designed to reward senior management for consistent, long-term performance on our key financial metrics, including adjusted EBITDA and Gross Profit, as well as our other strategic goals. The combination of PSUs with our existing long-term incentive programs, including stock options and RSUs, will help to ensure that members of our senior management receive a balanced mix of time-based and performance-based equity awards.

We invite you to review the balance of our disclosure in this circular for additional details on our executive compensation programs, and thank you for your continued support of Points.

Sincerely,

"John Thompson"	"David Adams"
John Thompson Chair of the HRCGC	David Adams Chair of the Board

Executive Compensation Philosophy

The Board and the HRCGC believe that compensation plays an important role in achieving Points' short- and long-term business objectives. A sound compensation program contributes to our success, and helps to ensure that senior management is aligned with the interests of our shareholders.

We believe that a meaningful portion of the compensation received by our senior management should be incentive-based, contingent on financial performance. In particular, compensation should be linked to the key performance metrics that we believe drive our operations and align with our long-term business plans and strategic objectives.

We also believe that a meaningful portion of the compensation received by our senior management should be equity-based, and that senior management should be required to maintain meaningful equity ownership levels to align with the interests of our shareholders.

Finally, we believe that our senior management should receive market competitive compensation packages so that we can attract and retain the key talent we need to drive our success. Our policy is to target total direct compensation around the market median and to provide an opportunity to earn above market median for outstanding performance. We accomplish this through the use of a pay mix that is more heavily weighted towards short- and long-term incentives, combined with modest base salaries.

Our philosophy on compensation is reflected in the best practices that we follow.

What We Do	What We Don't Do
Link senior management pay to performance through our short- and long-term incentive programs	No hedging of Points' securities
Balance among short- and long-term incentives, cash and equity and fixed and "at-risk" pay	No excessive perquisites or supplemental retirement benefits
Benchmark executive compensation to relevant peer group companies	No tax gross-ups
Require senior management to meet minimum share ownership requirements	No aspect of our compensation program encourages inappropriate or excessive risks
100% independent HRCGC

Executive Compensation Program Summary

Our commitment to "pay for performance" is reflected in the target compensation mix set for our senior management. In establishing the appropriate pay mix, we consider what compensation is "at-risk", contingent on financial performance, compared to the compensation that is fixed or "guaranteed". Our target compensation for the most senior members of management (and in particular, our CEO) is more heavily weighted towards "at-risk" compensation, including long-term equity incentives, creating greater alignment with the interests of our shareholders. We consider all long-term equity incentives, including RSUs, to be "at-risk" given their value is tied to the common share price of Points.

The following chart provides the target compensation mix for our NEOs for 2019:

Our CEO's target pay mix will be changing for 2020. See "Changes to Executive Compensation Program for 2020 - CEO Pay Changes - Increased "At-Risk" Compensation" below for more details.

Compensation Governance

The Board has overall responsibility for the structure of our compensation strategy as well as the total compensation of the members of the Board and the CEO. The HRCGC is responsible for assisting the Board in discharging its responsibilities relating to compensation and for overseeing the matters described below.

The HRCGC is composed entirely of independent directors. The members of the HRCGC are: Mr. John Thompson (Chair), Mr. David Adams, Mr. Michael Beckerman and Mr. Bruce Croxon. The general background, skills and experience of the members of the HRCGC are set forth above under the section entitled "Director Biographies". All of the members of the HRCGC have significant direct experience with human resources and executive compensation.

In addition to making recommendations to the Board in connection with its oversight responsibility, the HRCGC is specifically responsible for:

  developing and/or reviewing Points' human resources and compensation policies and programs for attracting, retaining, developing and motivating employees including senior management;

  producing an annual report on executive compensation for inclusion in Points' annual management proxy circular, in accordance with applicable rules and regulations;

  reviewing and assessing the management of succession and development plans for senior management and people and knowledge strategies;

  assisting Board oversight of Points' compliance with employment related legal and regulatory requirements;

  assisting the Board in identifying, recruiting and nominating suitable candidates to serve on the Board;

  assuming responsibility for developing Points' approach to governance issues in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the HRCGC may consider appropriate; and

  reviewing the adequacy and form of the compensation of the executive leadership team and ensuring that the compensation realistically reflects the responsibilities and risks of such positions.

The HRCGC has the authority to seek information it requires from any employee of Points. The committee also has the power to retain a consulting firm to provide advice regarding our compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate. The HRCGC and its Chair are appointed by the Board. Committee members meet regularly without any member of management present.

Risk Management

The Board has oversight responsibility for risks associated with our compensation policies and practices as part of its broader risk oversight mandate. The HRCGC is responsible for identifying, assessing and ensuring the appropriate management of any risks created by our compensation policies and practices. The Board exercises its oversight responsibility through an annual review and approval of the total compensation of Points' CEO and through review and approval of any changes in the structure of our compensation strategy. The HRCGC exercises its risk assessment responsibility through an annual review of the form of the compensation of our senior management, including the elements and quantum of such compensation.

The HRCGC has not identified any risks arising from Points' compensation policies and practices that are reasonably likely to have a material adverse effect on Points. In particular, our compensation structure has been designed to encourage employees not to take inappropriate or excessive risks. Our compensation structure contains a mix of short- and long-term elements using a combination of annual base salary, annual bonus opportunities and long-term equity incentives. Annual bonuses are paid out on achievement of objective performance goals tied to corporate financial performance and individual operational goals that support achievement of Points' business plan. Our long-term equity incentive program is in the form of a combination of time vested and performance based equity awards that encourage the creation of shareholder value by incenting management and employees to create sustainable long-term growth.

Anti-Hedging Policy

In 2019, we amended our existing insider trading policy to include an anti-hedging policy (the "Anti-Hedging Policy"). Pursuant to the new Anti-Hedging Policy, NEOs, directors and employees are prohibited from entering into financial instruments that are designed to hedge or offset any decrease in the market value of Points' securities that are held directly or indirectly by them or granted as compensation to them.

Share Ownership Policy

We believe that senior management should have meaningful equity ownership levels to more closely align them with the interests of our shareholders. Accordingly we have a share ownership policy that requires minimum holdings of common shares and/or RSUs based on targets varying by position level:

  CEO: 3 times base salary

  Other NEOs: 1 times base salary

Each NEO is required to achieve the ownership requirements by the fifth anniversary of the date they first become subject to the policy. Our CEO and each other NEO currently meets or exceeds the required ownership levels. See "Share Ownership Guidelines" below for more details.

Name	Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
Robert MacLean CEO	241,026	89,632	330,658	$5,641,232	Yes
Christopher Barnard President	197,431	62,979	260,410	$4,442,758	Yes
Erick Georgiou CFO	5,589	20,304	25,893	$441,751	Yes
Peter Lockhard COO	2,500	34,655	37,155	$633,888	Yes
Owen Tran(2) Former CTO	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Calculated in accordance with the share ownership policy. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(2) Mr. Tran stepped down from his position as CTO effective September, 2019 and, accordingly, is no longer subject to the share ownership policy.

Independent Compensation Consultant

The HRCGC periodically retains independent compensation consultants to advise on the design and market competitiveness of our senior management compensation program.

While the advice of external consultants is an important input into the decision-making process, the design of our senior management compensation program is ultimately the responsibility of the Board and the HRCGC. When making recommendations to the Board, the HRCGC exercises its judgment and considers a variety of important factors, including Points' long-term business plan and strategic objectives, competitive market forces, independent external advice, internal business needs, governance best practices and alignment with the interests of our shareholder.

Executive and Board Compensation-Related Consulting Fees

The total fees billed by Willis Towers Watson ("WTW") in 2019 were CDN$76,000. The total fees billed by WTW in 2018 were CDN$48,000. WTW's 2019 mandates included assisting in the review of the composition of our peer group, conducting a benchmark study of Points' executive compensation relative to our new peer group and providing recommendations with respect to CEO compensation and the design of Points' PSU plan. See "Changes to Executive Compensation Program for 2020" below for more details. WTW has served as an advisor to Points since 2011.

Peer Groups

As part of the compensation review process, the HRCGC uses peer groups to assess the market competitiveness of both the structure and level of compensation for our NEOs.

For 2019, we continued to use the peer group that we selected in 2016 with the assistance of WTW. This peer group includes Canadian and U.S. publicly-traded companies that were originally selected from:

  Companies in related industries that require senior management with similar skills to those of our senior management

  Companies roughly similar in size based on revenue (roughly 0.25x to 4x Points' revenue, in the case of Canadian peers, and 0.5x to 2x Points' revenue, in the case of U.S. peers), with market capitalizations between $100 million and $4 billion

The resulting peer group was composed of 13 companies, with a slightly heavier weighting towards Canadian companies.

Canadian Peers	U.S. Peers
Absolute Software Corporation	Angie's List, Inc.
Enghouse Systems Limited	Etsy, Inc.
Kinaxis Inc.	GrubHub Inc.
Mitel Networks Corporation	Monster Worldwide Inc.
Redknee Solutions Inc.	RetailMeNot, Inc.
Shopify Inc.
The Descartes Systems Group Inc.
Tucows Inc.

Compensation Discussion and Analysis

Our 2019 named executive officers ("NEOs"), who are the subject of this Compensation Discussion and Analysis, are:

  Robert MacLean, Chief Executive Officer

  Christopher Barnard, President

  Erick Georgiou, Chief Financial Officer

  Peter Lockhard, Chief Operating Officer

  Owen Tran, Former Chief Technology Officer

The NEO compensation program consists of four components: (i) base salary, (ii) short-term incentives, (iii) long-term incentives and (iv) other benefits. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

We consider all compensation other than base salary and other benefits to be "at-risk". In establishing the appropriate pay mix for each NEO, we consider the impact that such NEO has on driving our business success - the greater the potential impact, the higher the "at-risk" portion.

Design Objectives	What We Reward
Attract, motivate and retain high performing senior management	Increasing shareholder value
Align the interests of NEOs with our shareholders	Achieving corporate performance that meets pre-defined objective criteria
Establish an objective connection between NEO compensation and our financial and business performance	Improving operations and executing on corporate strategy
Incent NEOs to continuously improve operations and execute on corporate strategy

Base Salary

Base salaries are considered an essential element in attracting and retaining Points' senior management and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the salary offered for a comparable position at comparable companies, (ii) Points' recent financial and business performance, (iii) recent individual performance, and (iv) retention.

Corporate and personal performance is assessed using the same criteria discussed below for Points' short-term incentive plan.

The CEO's base salary is reviewed annually and any increase must be specifically approved by the HRCGC and by the Board as part of its oversight over the total compensation paid to the CEO. The annual review includes interviews with the CEO and comments solicited from members of the Board.

Base salaries for the other NEOs are also reviewed annually. While the Board and the HRCGC have overall responsibility for the design and scope of the compensation program for senior management, the CEO has primary responsibility for the review of individual NEO performance, and determines any increases in salary within the parameters of the programs approved by the Board and the HRCGC. The annual review process is conducted by the CEO in consultation with the HRCGC, and takes into account any recommendations of the HRCGC.

Short-Term Incentives

Bonus Plan

Points has adopted an annual incentive program to provide all employees, including the NEOs, with the opportunity to receive annual bonuses based on operational goals and corporate performance. The bonus program is designed to align the financial interests and personal motivations of employees with the interests of Points which are represented by measurable performance metrics.

Annual bonuses are paid to NEOs in the form of grants of restricted share units ("RSUs") under Points' ESUP. Any such grants vest immediately and are subject to the terms and conditions of the ESUP. See "Long-Term Incentives - Employee Share Unit Plan - Restricted Share Units" below for more details on the ESUP.

Each NEO is eligible to receive an annual bonus amount under the bonus plan equal to a percentage of their base salary. The annual percentage bonus level for each NEO is based on the achievement of certain corporate performance goals that are common to all of the NEOs and, in some cases, team performance goals for that NEO. Performance goals include goals based on financial metrics (such as Gross Profit and adjusted EBITDA) as well as goals related to furthering Points' strategic agenda. Performance of each goal is measured relative to a target level and payout on that goal is based on actual performance relative to the target level. Each NEO has an overall target bonus level as a percentage of salary and each goal is weighted based on its relative importance.

Our individual and corporate performance goals include specific targets that would, if made public, provide explicit identification of both the financial and strategic direction of Points, including strategic initiatives, and therefore provide highly competitive data as well as inappropriate market guidance to our competitors. The Board and the HRCGC believe that disclosure of these performance goals under the annual bonus plan would seriously prejudice Points' interests and significantly weaken its ability to maintain and build market leadership. As a result, these performance goals are not disclosed.

For 2019, the overall target bonus levels, and performance goal weightings, for the NEOs is set forth in the table below:

Name	Target Bonus Level (% of Base Salary)	Corporate Performance Goals (% Weight)
		Gross Profit(1)	Adjusted EBITDA(1)(2)	Other Strategic Goals
Robert MacLean CEO	85%	33%	33%	34%
Christopher Barnard President	65%	33%	33%	34%
Erick Georgiou CFO	65%	33%	33%	34%
Peter Lockhard COO	65%	33%	33%	34%
Owen Tran(3) Former CTO	65%	33%	33%	34%

Notes:

(1) Non-GAAP financial performance measure. See "Non-GAAP Financial Measures" below for more details.

(2) For purposes of the annual bonus plan, Adjusted EBITDA is calculated by adding back any amounts in respect of annual bonuses.

(3) Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role.

The threshold, target and outstanding performance levels and corresponding payouts are approved each year by the HRCGC and the Board based on Points' financial plan. For 2019, in respect of Gross Profit and adjusted EBITDA, these were:

  Threshold Performance: 70% achievement of the relevant target results in a payout of 50% of the bonus amount. If Points achieves less than 70% of the target, no bonus is paid.

  Target Performance: 100% achievement of the relevant target results in a payout of 100% of the bonus amount.

  Outstanding Performance: 120% achievement of the relevant target results in a payout of 200% of the bonus amount.

If actual performance levels are between the threshold and target, or between the target and outstanding, the bonus payout is determined on a straight-line basis. For strategic goals, the threshold, target and outstanding performance levels are defined when the goals are set.

From time to time, Points' business may be impacted by unanticipated events. Accordingly, the Board has the discretion to award bonuses to NEOs in the absence of NEOs satisfying the performance criteria associated with receipt of such bonuses. Similarly, the Board also has the discretion to not award bonuses even if the performance criteria is met. The Board takes a principled approach to this, and strives to ensure that its discretion is exercised: (i) consistently year over year; (ii) to account for events that are outside the scope of senior management's control and ability to manage, or outside Points' normal corporate planning and budgeting; and (iii) in a manner that does not relieve senior management from the consequences of their decision making. The Board did not exercise this discretionary power in respect of any NEO bonus paid or payable in fiscal 2019.

Long-Term Incentives

Our long-term incentives program is designed to: (i) promote alignment of interests between employees and our shareholders; (ii) attract and retain the key we need to drive our success; and (iii) provide employees with market competitive compensation.

Our long-term incentives program includes grants of RSUs, Performance Options and stock options. Starting in 2020, our long-term incentives program will also include PSUs. See "Changes to Executive Compensation Program for 2020 - Performance Share Units" below for more details.

Award Type	Design Details	Design Objectives
RSUs	Awards are based on percentage of base salary Vesting is 1/3 per year over three years from date of grant	Align plan participants with interests of shareholders Motivate plan participants to pursue strategies that will enhance shareholder value over the long-term
Performance Options
  Awards are granted from time to time to achieve specific strategic objectives

  To date, the 2018 grants of Performance Options are the only awards that have been granted

  Vesting is based on achievement of specified performance milestones:
    50% based on adjusted EBITDA[1]
    50% based on Gross Profit[1]
    Expiry is six years after date of grant
Align plan participants with interests of shareholders Reward achievement of long-term goals and strategic objectives Adjusted EBITDA[1] and Gross Profit[1] are key indicators of operating performance
Stock Options
  Non-performance awards have not been granted since 2016

  Historically, awards:
    were based on percentage of base salary
    vested 1/3rd per year over three years from date of grant
    expired five years after date of grant
Align plan participants with interests of shareholders Motivate plan participants to pursue strategies that will enhance shareholder value over the long-term

Notes:

(1) Non-GAAP financial performance measure. See "Non-GAAP Financial Measures" below for more details.

For 2019, the target long-term incentives grants for each of the NEOs is set forth in the table below:

Name	Total Target Long-Term Incentives (% of Base Salary)	Target Long-Term Incentives Mix
		RSUs	Stock Options
Robert MacLean CEO	115%	115%	0%
Christopher Barnard President	110%	110%	0%
Erick Georgiou CFO	75%	75%	0%
Peter Lockhard COO	75%	75%	0%
Owen Tran(1) Former CTO	25%	25%	0%

Notes:

(1) Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role.

Employee Share Unit Plan - Restricted Share Units

All NEOs are eligible for grants under Points' Employee Share Unit Plan (the "ESUP"). The Board administers the ESUP.

Grants to NEOs under the ESUP are based on a percentage of base salary and the participant receives a number of share units equal to the grant value divided by the weighted average market value of the common shares of Points for the five days prior to the date of the grant. On vesting, share units are settled through common shares delivered from a share purchase trust (net of any applicable taxes, which are paid in cash by Points). Points funds the share purchase trust with sufficient cash to enable the trust to purchase in the open market the common shares necessary to satisfy the grants made to participants. No common shares are issued from treasury in connection with the ESUP. The trustee of the share purchase trust is Computershare who acts as an independent third party and administers the assets of the trust.

For 2019, standard ESUP grants were in the form of RSUs with a vesting schedule such that one third of the RSUs vest on each of the first three anniversaries of the grant date. RSUs immediately vest in full on a change in voting control of Points.

As noted above, the annual bonus that NEOs are eligible to receive (assuming the relevant criteria is met) is paid in the form of grants of RSUs under the ESUP that vest immediately. See "Short-Term Incentives - Bonus Plan" above for more details.

Performance Options

From time to time, stock option awards may be granted with non-standard terms to achieve certain strategic objectives ("Performance Options"). No Performance Options were issued to any of the NEOs in 2019.

In 2018, the Board granted Performance Options to certain of the NEOs, with vesting of 50% of these Performance Options tied to Points' Gross Profit and the other 50% tied to Points' adjusted EBITDA. These metrics were selected because they have been determined by the Board to be key indicators of the operating performance of the business and align with the Points' long-term business plan and strategic objectives.

The number of Performance Options that vests is based on Points' performance in respect of these two metrics:

  Threshold: The minimum hurdles that must be met for any Performance Options to vest are $72 million Gross Profit (34% growth from 2018 Gross Profit) and $25 million adjusted EBITDA (34% growth from 2018 adjusted EBITDA), with 12.5% of the Performance Options vesting upon achieving each hurdle (or 25% vesting if both hurdles are met).

  Target: 75% of the Performance Options will vest if Points achieves Gross Profit of $112 million (108% growth from 2018 Gross Profit) and adjusted EBITDA of $50 million (169% growth from 2018 adjusted EBITDA.

  Outstanding: 100% of the Performance Options will vest if Points achieves Gross Profit of $200 million (271% growth from 2018 Gross Profit) and adjusted EBITDA of $100 million (437% growth from 2018 adjusted EBITDA).

In addition to the above, the vesting schedule in respect of the Performance Options includes various other benchmarks for vesting if performance levels are between the threshold and target, or between the target and outstanding.

In all cases, the relevant metrics must be achieved prior to expiry of the Performance Options on the sixth anniversary of the grant date. In the event of a change of control of Points, 75% of the outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them.

We retained WTW in 2018 to assist the Board and the HRCGC in the design of the Performance Options. WTW concluded that the design of the Performance Options was aligned with the long-term business objectives and strategies of Points and that the use of the performance conditions was aligned with shareholder expectations and within acceptable dilution limits.

Stock Option Plan

All NEOs are eligible for stock option grants under Points' 2016 Stock Option Plan. Each NEO may be eligible for an annual option grant that is approved by the Board, based on the recommendation of the HRCGC. The number of stock options granted to NEOs, if any, is based on a percentage of base salary. Previous grants of stock options to an NEO are taken into account when considering new grants.

Standard stock option awards under the 2016 Stock Option Plan have historically been granted at market value in either Canadian dollars or U.S. dollars, have a vesting schedule such that one third of the stock options vest on each of the first three anniversaries of the grant date, and expire on the fifth anniversary of the grant date (however, the Board has discretion to grant stock options with non-standard vesting schedules that expire no later than the tenth anniversary of the grant date). In the event of a change of control of Points, the Board may accelerate the vesting of all unvested options such that they become immediately exercisable.

No stock options were issued to the NEOs in respect of fiscal 2019. While stock options historically formed a part of target compensation mix for senior management, since fiscal 2016 we have not granted any stock options to our NEOs other than Performance Options which are tied to the achievement of specific objectives. Although the target pay mix for our NEOs does not currently include any non-performance stock options, the Board and HRCGC may revisit that decision in the future.

Other Benefits

Points' NEOs participate in the same group benefits programs as other employees. These benefits programs reflect typical market practices, and include group health and dental coverage, life insurance, accidental death and dismemberment insurance, short and long-term disability coverage and out-of-country insurance. Points' NEOs, and their eligible dependents, are also entitled to a modest health care spending account.

Points also maintains a deferred profit sharing plan ("DPSP") for all of its employees including the NEOs. Under the DPSP Points contributes to the NEOs' DPSP account 100% of the NEO's contributions to Points' group registered retirement savings plan, subject to a maximum contribution by Points of 3% of the NEO's annual base salary. This is provided in lieu of a pension or retirement benefit.

2019 Compensation

Short-Term Incentives Plan Results

As discussed above, for 2019, annual bonus levels for all NEOs were based on our achievements in respect of Gross Profit, adjusted EBITDA and our other strategic goals. For 2019, our performance in respect of each of Gross Profit and Adjusted EBITDA was roughly at the applicable target level. In addition, we achieved some, but not all, of our other strategic goals for the year. As a result, the overall corporate weighted performance was 83.8%, which resulted in an 88.3% payout.

CEO Pay Results

The Board and the HRCGC assess the performance of the CEO on an ongoing basis, with a formal review conducted annually by the HRCGC. The formal review includes interviews with the CEO and comments solicited from members of the Board. The HRCGC makes recommendations to the Board in respect of any adjustments to be made to the CEO's compensation, and the Board, if appropriate, approves those adjustments. The Chair of the Board and the Chair of the HRCGC communicates the assessment and any compensation decisions directly to the CEO.

As part of its annual review, the HRCGC considers the total target direct compensation of other chief executive officers in the peer group, together with other survey data provided by WTW, to determine the appropriate mix of the overall compensation components, including the allocation among base salary and other benefits, short-term incentives and long-term incentives.

The following table provides additional details on the annual bonus received by Mr. MacLean in respect of fiscal 2019:

Name	2019 Base Salary[1]	Target Bonus Level (% of Base Salary)	Payout Achieved (% of Base Salary)	Annual Bonus Paid[2]
Robert MacLean CEO	$426,610	85%	75%	$320,260

Notes:

(1) The CEO's salary is set and paid in Canadian Dollars and was converted in the table above into US Dollars using the average exchange rate for the year in which it was earned.

(2) Annual bonuses are paid to NEOs in the form of grants of RSUs under Points' ESUP that are subject to immediate vesting. Annual bonuses are granted in the first quarter of the following year. All share based awards are granted as a dollar amount based on a percentage of base salary and are accounted for using the same value. Grant date fair value of share-based awards is determined by multiplying the number of RSUs granted by the volume weighted average price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date. Grant values for share-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

Other NEO Pay Results

The CEO conducts a formal review of the performance of each of the other NEOs on an annual basis. The Board and the HRCGC have overall responsibility for Points' compensation strategy and philosophy including the design and scope of the compensation program for senior management. The CEO has primary responsibility for the review of the performance of direct reports, including individual NEOs, and determines any adjustments in salary within the parameters of the programs approved by the Board and the HRCGC. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendations of the CEO and the HRCGC. The CEO communicates his assessment and any compensation decisions and recommendations directly to the NEOs.

The following table provides additional details on the annual bonus received by each NEO (other than the CEO) in respect of fiscal 2019:

Name	2019 Base Salary[1]	Target Bonus Level (% of Base Salary)	Payout Achieved (% of Base Salary)	Annual Bonus Paid[2]
Christopher Barnard President	$316,566	65%	57%	$181,731
Erick Georgiou CFO	$203,507	65%	57%	$116,827
Peter Lockhard COO	$252,599	65%	57%	$144,952
Owen Tran(3) Former CTO	$324,500	65%	57%	$186,286

Notes:

(1) Salaries for each of the NEOs are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were earned.

(2) Annual bonuses are paid to NEOs in the form of grants of RSUs under Points' ESUP that are subject to immediate vesting. Annual bonuses are granted in the first quarter of the following year. All share based awards are granted as a dollar amount based on a percentage of base salary and are accounted for using the same value. Grant date fair value of share-based awards is determined by multiplying the number of RSUs granted by the volume weighted average price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date. Grant values for share-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(3) Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role.

Performance Graph

The graph and table below compares the total cumulative shareholder return for Points' common shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2014.

	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019
Points Common Shares	$100.0	$90.3	$67.7	$87.0	$91.1	$132.6
S&P/TSX Small Cap Index	$100.0	$84.4	$113.8	$114.1	$91.1	$102.8
S&P/TSX Composite Index	$100.0	$88.9	$104.5	$110.8	$97.9	$116.6

The NEOs' direct compensation is not based on performance of Points' share price and therefore the NEOs' total compensation may not compare to the trends shown in the graph above. Changes to NEO total compensation have been made over the past several years to reflect market competitive compensation for similarly situated companies, and to reward NEOs for performance against our business plans and strategic objectives.

Summary Compensation Table

The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2017, December 31, 2018, and December 31, 2019.

Name, Principal Position	Fiscal Year	Salary(1) ($)	Share-based awards(2) ($)	Option-based awards ($)	Other(3) ($)	Total ($)
Robert MacLean, Chief Executive Officer	2019 2018 2017	426,610 424,580 385,533	810,861(4) 808,050(4) 838,459(4)	Nil 978,512(5) Nil	13,654 10,229 10,113	1,251,126 2,221,371 1,234,105
Christopher Barnard, President	2019 2018 2017	316,566 312,645 304,571	529,954(6) 523,980(6) 543,255(6)	Nil 978,512(5) Nil	12,889 9,331 9,137	859,408 1,824,468 856,963
Erick Georgiou,(7) Chief Financial Officer	2019 2018	203,507 183,228	269,457 165,183(8)	Nil 386,387(5)	9,497 5,420	482,461 740,218
Peter Lockhard, Chief Operating Officer	2019 2018 2017	252,499 250,888 246,741	334,327(9) 332,667(9) 320,013(9)	Nil 386,387(5) Nil	10,967 7,503 7,402	597,792 977,445 574,156
Owen Tran,(10) Former Chief Technology Officer	2019 2018 2017	324,500 315,000 312,000	267,411(11) 424,673(11) 381,257(11)	Nil Nil Nil	8,400 8,250 8,100	600,311 747,923 701,357

Notes:

(1) Salaries for each of Robert MacLean, Christopher Barnard, Erick Georgiou and Peter Lockhard are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid. Owen Tran's salary is set and paid in US Dollars.

(2) Reflects share-based awards (a) granted under Points' long-term incentives plan, subject to standard vesting terms and (b) earned under Points' annual bonus plan that are subject to immediate vesting when granted. Annual bonuses are granted in the first quarter of the following year. All share based awards are granted as a dollar amount based on a percentage of base salary and are accounted for using the same value. Grant date fair value of share-based awards is determined by multiplying the number of RSUs granted by the volume weighted average price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date. Grant values for share-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(3) Includes amounts paid in respect of the DPSP. Amounts paid into the DPSP for each of Robert MacLean, Christopher Barnard, Erick Georgiou and Peter Lockhard are paid in Canadian Dollars, and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid. Owen Tran's DPSP payments are paid in US Dollars. See "Compensation Discussion and Analysis - Other Benefits" above for more details on the DPSP.

(4) For 2019, includes $320,260 in respect of awards granted to Robert MacLean under Points' annual bonus plan (2018 - $319,783; 2017 - $395,095) and $490,602 in respect of awards granted under Points' long-term incentives plan (2018 - $488,267; 2017 - $443,363).

(5) Amount shown is in respect of Performance Options. Grant date fair value of option-based awards is determined based on a Black-Scholes pricing model. Key assumptions and estimates used to determine grant date fair value for 2019 include the bond equivalent yield discount rate of 2.06% to 2.09%, share price volatility of 40.59% to 44.517%, dividend yield of Nil and expected life in years of 3.1 to 6.0 years. Grant values for option-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(6) For 2019, includes $181,731 in respect of awards granted to Christopher Barnard under Points' annual bonus plan (2018 - $180,070; 2017 - $238,684) and $348,222 in respect of awards granted under Points' long-term incentives plan (2018 - $343,910; 2017 - $304,571).

(7) Erick Georgiou was appointed CFO effective April 2, 2018. His 2018 compensation includes compensation for his prior role with Points as Vice President of Finance.

(8) Includes $116,827 in respect of awards granted to Erick Georgiou under Points' annual bonus plan (2018 - $64,421) and $152,630 in respect of awards granted under Points' long-term incentives plan (2018 - $100,762).

(9) For 2019, includes $144,952 in respect of awards granted to Peter Lockhard under Points' annual bonus plan (2018 - $144,501; 2017 - $147,295) and $189,374 in respect of awards granted under Points' long-term incentives plan (2018 - 188,166; 2017 - $172,719).

(10) Owen Tran was named CTO in August 2016. Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role. His 2019 compensation includes compensation earned following his transition out of the CTO position.

(11) For 2019, includes $186,286 in respect of awards granted to Owen Tran under Points' annual bonus plan (2018 - $188,423; 2017 - $178,457) and $81,125 in respect of awards granted under Points' long-term incentives plan (2018 - $236,250; 2017 - $202,800).

Outstanding Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2019. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the- money options(1) ($)
Robert MacLean CEO	234,000(2)	13.93	December 12, 2024	$1,038,834(2)

Christopher Barnard President	56,008	12.34	March 16 , 2020	$315,767

	234,000(2)	13.93	December 12, 2024	$1,038,834(2)
Erick Georgiou CFO	2,078 92,400(2)	12.34 13.93	March 16, 2020 December 12, 2024	$11,716 $410,206(2)
Peter Lockhard COO	92,400(2)	13.93	December 12, 2024	$410,206(2)

Owen Tran(3) Former CTO	4,234	12.34	March 16, 2020	$23,871

Notes:

(1) Based upon the closing price of the common shares on the TSX on December 31, 2019 of CDN$19.82 per common share and converted into US Dollars using the average exchange rate for the year.

(2) Performance Options with non-standard vesting terms. As of December 31, 2019, none of the Performance Options had vested as the minimum threshold for vesting had not been met. See "Compensation Discussion and Analysis - Long-Term Incentives - Performance Options" above for more details.

(3) Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role.

Outstanding Share-Based Awards

The following table sets forth all outstanding share-based awards granted to the NEOs as of December 31, 2019. All awards were granted under standard terms unless otherwise noted.

Name	Number of units that have not vested (#)	Market value of unvested units ($)(1)	Market value of vested units not paid out ($)
Robert MacLean CEO	89,632	1,339,003	Nil
Christopher Barnard President	62,979	940,837	Nil
Erick Georgiou CFO	20,304	303,319	Nil
Peter Lockhard COO	34,655	517,707	Nil
Owen Tran(2) Former CTO	31,103	464,644	Nil

Notes:

(1) Based upon the closing price of the common shares on the TSX on December 31, 2019, of CDN$19.82 per Common Share and converted into US Dollars using the average exchange rate for the year.

(2) Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role.

Incentive Plan Awards

The following table sets forth the value of stock option and share-based awards that vested and the non-equity incentive plan compensation earned during the year ended December 31, 2019.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Robert MacLean CEO	Nil	1,058,382	Nil
Christopher Barnard President	Nil	773,651	Nil
Erick Georgiou CFO	Nil	185,835	Nil
Peter Lockhard COO	Nil	511,971	Nil
Owen Tran(3) Former CTO	Nil	664,598	Nil

Notes:

(1) Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(2) Calculated by multiplying the number of units that vested during the year by the closing price of the common shares on the TSX on the date of vesting. The value vested is paid upon settlement of the applicable share-based awards in accordance with the terms and condition of the ESUP. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(3) Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role.

Termination and Change of Control Benefits

Robert MacLean, CEO

In the event the employment of Mr. MacLean is terminated by Points without cause and without notice, Points is required to pay Mr. MacLean 180% of his base salary. In such circumstances Mr. MacLean is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options (other than any Performance Options) and any share units that would have otherwise vested in the following 12 month period shall accelerate. In addition, upon a change of control of Points (whether by voting control, control of the board of directors or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary. In the event Mr. MacLean elects to terminate his employment in such circumstances, all outstanding share units vest immediately and he is also entitled to continued medical and dental benefits for 12 months. In addition, in the event Mr. MacLean elects to terminate his employment in such circumstances and the change of control transaction is specifically a voting change of control, all of Mr. MacLean's options (other than any Performance Options) vest immediately; in the case of any other change of control transaction, all of Mr. MacLean's stock options (other than any Performance Options) accelerate by a period of 12 months. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them.

Christopher Barnard, President

In the event that Mr. Barnard's employment is terminated by Points without cause and without notice, Points is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard's employment by Points for any reason other than cause, all of Mr. Barnard's outstanding stock options (other than any Performance Options) and share units vest immediately. In addition, upon a change of control of Points (whether by voting control, control of the board of directors or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. If Mr. Barnard exercises such right to terminate his employment, all of Mr. Barnard's outstanding stock options (other than any Performance Options) and share units vest immediately. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them.

Erick Georgiou, CFO

In the event the employment of Mr. Georgiou is terminated by Points without cause and without notice, Points is required to pay Mr. Georgiou 12 months base salary plus 100% of the potential target bonus he is entitled to under Points' standard bonus plan. In such circumstances, Mr. Georgiou is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options and share units accelerate by a period of 12 months. All outstanding options (other than any Performance Options) and share units held by Mr. Georgiou vest immediately upon any change of voting control of Points. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them.

Peter Lockhard, COO

In the event the employment of Mr. Lockhard is terminated by Points without cause and without notice, Points is required to pay Mr. Lockhard 12 months base salary plus 100% of the potential bonus he is entitled to under Points' standard bonus plan. In such circumstances, Mr. Lockhard is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options (other than any Performance Options) and share units accelerate by a period of 12 months. All outstanding options (other than any Performance Options) and share units held by Mr. Lockhard vest immediately upon any change of voting control of Points. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2019.

Name	Triggering Event	Total Incremental Compensation ($)	Severance / Termination Benefit ($)	Stock Options(1) ($)	Restricted Share Units(1) ($)
Robert MacLean CEO	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	1,497,783 2,886,027 2,886,027	767,898 767,898(2) 767,898(2)	Nil 779,125 779,125	729,885 1,339,003 1,339,003
Christopher Barnard President	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	1,257,403 2,036,528 2,036,528	316,566(3) 316,566(4) 316,566(4)	Nil 779,125 779,125	940,837 940,837 940,837
Erick Georgiou CFO	Term. w/o Cause/Notice Change of Voting Control	473,582 610,974	335,786 Nil	Nil 307,655	137,796 303,319
Peter Lockhard COO	Term. w/o Cause/Notice Change of Voting Control	699,342 825,362	416,623 Nil	Nil 307,655	282,719 517,707
Owen Tran(5) Former CTO	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Calculated for all vested options and RSUs assuming such options and units were exercised and sold on December 31, 2019, based upon the closing price of the common shares on the TSX on December 31, 2019 of CDN$19.82 per common share and converted into US Dollars using the average exchange rate for the year. Calculation assumes that, in the event of a change of control, 75% of any Performance Options accelerate and that the Board does not exercise its discretion to accelerate the remaining 25%.

(2) Calculation assumes that Mr. MacLean exercises his right to terminate his employment and receive the benefits in his employment agreement.

(3) Calculation assumes that Mr. Barnard would not be entitled to additional compensation under applicable law beyond 100% of his base salary.

(4) The calculations for Mr. Barnard assume that he would not be entitled to additional compensation under applicable law beyond 100% of his base salary and that he elects to exercise his right to terminate his employment and receive the benefits in his employment agreement.

(5) Mr. Tran is no longer an employee and accordingly is not entitled to any termination or change of control benefits. Mr. Tran stepped down from his position as CTO effective September, 2019, but remained an employee of Points until February 29, 2020 to facilitate a transition of the CTO role.

Changes to Executive Compensation Program for 2020

Benchmarking

In 2019, we retained WTW to review the structure and level of compensation for each of our NEOs and, in particular, our CEO. The scope of services included assisting in the review of the composition of our peer group (see "Updated Peer Group" below for more details). WTW also sampled select proxy circulars, and benchmarked our senior management compensation to the new peer group. In addition to North American proxy peer group data, WTW used 2019 data in respect of companies of comparable size included in its Canadian Technology survey and Canadian General Industry survey. WTW also assisted in the design of our new PSU program (see "Performance Share Units" below for more details).

The CEO's total target direct compensation was benchmarked below median. Taking into consideration the recommendations of WTW, the Board approved certain changes for 2020 to the CEO's compensation to target total direct compensation around the market median and to provide an opportunity to earn above market median for outstanding performance. See "CEO Pay Changes - Increased "At-Risk" Compensation" below for more details.

The total target direct compensation for each of the other NEOs was benchmarked around the market median.

Updated Peer Group

In 2019, the HRCGC, with the assistance of WTW, reviewed and revised the composition of our peer group. The new peer group, which is discussed below, will inform the design of our executive compensation program for 2020 and beyond. Consistent with prior practice, the HRCGC will periodically review the composition of our peer group and, if appropriate, make adjustments.

Our 2020 peer group includes Canadian and U.S. publicly-traded companies selected from:

  Companies in related industries (e.g., loyalty, technology, consumer finance, etc.) that require senior management with similar skills to those of our senior management

  Companies roughly similar in size based on revenue (roughly 0.25x to 4x Points' revenue, in the case of Canadian peers, and 0.5x to 2x Points' revenue, in the case of U.S. peers), with market capitalizations between $100 million and $4 billion

  Companies with strong revenue growth, reflecting similar growth expectations as Points

In assessing our levels of compensation relative to our peer group, we compare nominal dollars reported by each peer, and do not make adjustments to account for foreign exchange rates.

The resulting peer group for is composed of 15 companies, with a relatively equal weighting between Canadian and U.S. companies.

Canadian Peers	U.S. Peers
Absolute Software Corporation	Alarm.com Holdings, Inc.
Aimia Inc.	Benefitfocus, Inc.
Enghouse Systems Limited	Bottomline Technologies (de), Inc.
Kinaxis Inc.	Ebix, Inc.
Real Matters Inc.	Quotient Technology Inc.
Shareworks by Morgan Stanley	Verra Mobility Corporation
The Descartes Systems Group Inc.	Yelp Inc.
Tucows Inc.

The median revenues, EBITDA and market capitalization for the above peer group were $323 million, $44 million and $1,019 million respectively. The foregoing revenue and EBITDA figures reflect the most recent publicly available fiscal year-end data. Market capitalization data is as of December 31, 2019 (other than in respect of Shareworks by Morgan Stanley, in respect of which the most recent available data is as of May 1, 2019).

CEO Pay Changes - Increased "At-Risk" Compensation

In 2019, we conducted a market benchmarking to, among other things, assess the compensation of our CEO relative to our North American peers (see "Compensation Governance - Executive Compensation Review" above for more details). As a result of this review, in 2020, we will be implementing changes to our CEO's pay to align total target direct compensation with the market median (with an opportunity to receive above market median for outstanding performance). As part of our ongoing shift to "pay for performance", it is expected that the majority of any increased compensation that our CEO receives will be incentive based, including grants of PSUs under our new PSU program (see "Performance Share Units" below for more details). As a result, our CEO's target compensation mix will be more heavily weighted towards "at-risk" compensation in 2020, creating greater alignment with the interests of our shareholders.

The below charts provide the current and proposed 2020 target pay mix for our CEO:

Performance Share Units

To further align senior management with the interests of shareholders, starting in 2020, our senior management will be eligible to receive a portion of their annual ESUP grant in the form of PSUs. As discussed above, the CEO's pay mix will include specific target allocations for both PSUs and RSUs. NEOs that receive PSUs will receive those PSUs subject to the grant terms discussed below. NEOs that receive RSUs will receive those RSUs subject to the standard grant terms discussed above under "Compensation Discussion and Analysis - Long-Term Incentives - Employee Share Unit Plan - Restricted Share Units".

PSU grants will be subject to cliff vesting at the end of the three-year anniversary of the grant date based on the achievement of three-year aggregate adjusted EBITDA and Gross Profit targets established based on projections in Points' business plan, which are approved by the Board. The performance criteria is equally weighted 50/50 based on achievement of the applicable adjusted EBITDA and Gross Profit targets. As noted above, we use these metrics for our long-term incentives program because we believe they are key indicators of the operating performance of the business and align with our long-term business plan and strategic objectives.

Grants of PSUs will vest at the end of the three-year cumulative performance period based on the following:

  Threshold Payout: 80% achievement of the relevant target for adjusted EBITDA/Gross Profit will result in a payout of 50% of the PSUs. If Points achieves less than 80%, no PSUs will vest.

  Target Payout: 100% achievement of the relevant target for adjusted EBITDA/Gross Profit will result in a payout of 100% of the PSUs.

  Outstanding Payout: 110% achievement of the relevant target for adjusted EBITDA/Gross Profit will result in a payout of 200% of the PSUs.

If actual performance levels are between the threshold and the target, or between the target and outstanding, the PSU payout is determined on a straight-line basis.

Compensation of Directors

Director Compensation Review

We periodically review the compensation for Directors who are not also executive officers ("Outside Directors") to ensure it is competitive, and engage independent compensation consultants to assist with benchmarking.

In 2018, WTW was retained to review the structure and level of compensation for Outside Directors. The review included a benchmarking of compensation to a peer group of companies as well as a review of Points' share ownership guidelines for Outside Directors. As a result of the recommendations of WTW, the Board approved certain changes to Outside Director compensation to align it with the market median. These changes are expected to be phased in over two years, including changes that were implemented in 2019.

Outside Director Compensation

For 2019, Outside Directors were paid an annual retainer and other work and meeting related fees in accordance with their level of participation.

	Annual Retainer (Chair) (CDN$)	Annual Retainer (Non Chair) (CDN$)
Board of Directors	162,000	98,000
Audit Committee	18,000	10,000
Human Resources and Corporate Governance Committee	18,000	10,000

Annual retainer fees are paid 30% in cash and 70% in RSUs under the ESUP with vesting in full on the first anniversary of the grant date and immediately vesting in full upon a change in voting control of Points. Historically, the RSU component of compensation has been granted annually in advance during the first quarter of the Points' fiscal year. Starting in 2020, we expect these grants to be made in the second quarter in alignment with our annual shareholder meeting. Outside Directors are also reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

Director Compensation Table

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2019.

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Total compensation(3) ($)
David Adams	36,631	85,473	122,104
Michael Beckerman	24,421	56,982	81,403
Douglas Carty(4)	26,230	61,203	87,432
Bruce Croxon	24,421	56,982	81,403
Charles Gillman(5)	8,154	Nil	8,154
Jane Skoblo(6)	14,773	51,706	66,479
John Thompson	28,491	66,479	94,970
Leontine van Leeuwen-Atkins(6)	16,281	56,982	81,403

Notes:

(1) Calculated as the cash portion of retainer fees paid for participation occurring in 2019. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average exchange rate for the year.

(2) Share-based awards are granted as a dollar amount and accounted for using the same value. Grant values for these share-based awards are calculated in Canadian Dollars and converted into US Dollars using the average exchange rate for the year in which they were granted.

(3) Does not include reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings.

(4) Mr. Carty is not standing for re-election to the Board at the Meeting.

(5) Former director. Mr. Gillman resigned from the Board effective May 9, 2019.

(6) Ms. Skoblo and Ms. van Leeuwen-Atkins were elected to the Board on May 9, 2019.

Outstanding Director Option-Based and Share-Based Awards

The following table sets forth all outstanding stock option awards and share-based awards granted to the Outside Directors as of December 31, 2019. All awards were granted under standard terms unless otherwise noted.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of units that have not vested (#)	Market value of unvested units(1) ($)
David Adams	4,740	12.14	May 12, 2021	27,438	6,652	99,374
Michael Beckerman	6,494	12.34	March 16, 2020	42,342	4,435	66,254
	593	12.14	May 12, 2021	3,433
Douglas Carty(2)	8,832	12.34	March 16, 2020	49,794	4,763	71,154
	7,710	9.89	March 10, 2021	57,706
	2,145	10.54	August 22, 2021	15,003
Bruce Croxon	7,468	12.34	March 16, 2020	42,104	4,435	66,254
	6,520	9.89	March 10, 2021	48,799
	1,813	10.54	August 22, 2021	12,681
Charles Gillman(3)	Nil	Nil	Nil	Nil	Nil	Nil
Jane Skoblo(4)	Nil	Nil	Nil	Nil	4,081	60,966
John Thompson	9,221	12.34	March 16, 2020	51,987	5,174	77,294
	8,050	9.89	March 10, 2021	60,250
	2,240	10.54	August 22, 2021	15,668
Leontine van Leeuwen-Atkins(4)	Nil	Nil	Nil	Nil	4,498	66,254

Notes:

(1) Based upon the closing price of the common shares on the TSX on December 31, 2019 of CDN$19.82 per common share and converted into US Dollars using the average exchange rate for the year.

(2) Mr. Carty is not standing for re-election to the Board at the Meeting.

(3) Former director. Mr. Gillman resigned from the Board effective May 9, 2019.

(4) Ms. Skoblo and Ms. van Leeuwen-Atkins were elected to the Board on May 9, 2019.

Director Incentive Plan Awards

The following table sets forth the value of the stock option and share-based awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2019.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)
David Adams	Nil	39,177
Michael Beckerman	Nil	28,166
Douglas Carty(3)	Nil	33,301
Bruce Croxon	Nil	28,166
Charles Gillman(4)	Nil	24,487
Jane Skoblo(5)	Nil	Nil
John Thompson	Nil	34,770
Leontine van Leeuwen-Atkins(5)	Nil	Nil

Notes:

(1) Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

(2) Calculated by multiplying the number of RSUs that vested during the year by the closing price of the common shares on the TSX on the date of vesting. The value vested is paid upon settlement of the applicable share-based awards in accordance with the terms and condition of the ESUP. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(3) Mr. Carty is not standing for re-election to the Board at the Meeting.

(4) Former director. Mr. Gillman resigned from the Board effective May 9, 2019.

(5) Ms. Skoblo and Ms. van Leeuwen-Atkins were elected to the Board on May 9, 2019.

Share Ownership Guidelines

To more closely align the members of the Board and certain members of senior management with the interests of shareholders, in 2017 the Board approved a share ownership policy.

The share ownership policy requires directors, NEOs and certain other members of senior management to own, directly or indirectly, a minimum number of common shares and/or RSUs based on targets varying by position level. The directors and members of senior management subject to the policy are required to achieve the ownership requirements by the fifth anniversary of the date that such individuals first become subject to the policy. The following table sets forth the ownership requirements for the directors and the NEOs:

Position	Ownership Requirement
CEO	3 times base salary
Other NEOs	1 times base salary
Outside Directors	3 times annual retainer

For purposes of determining compliance with the ownership requirements, ownership levels are calculated annually as at the last trading day of February of the current calendar year (or such other date as may be determined by the Board). The value of common shares and/or RSUs as of the applicable calculation date is based on the greater of (i) the volume weighted average price of Points' common shares on the TSX for the five consecutive trading days immediately preceding the calculation date, (ii) the volume weighted average price of Points' common shares on the TSX for the five consecutive trading days immediately preceding December 31 of the most recent calendar year and (iii) the acquisition cost (in the case of common shares) and/or grant date value (in the case of RSUs), as applicable, of the common shares and/or RSUs.

The following table sets out the ownership levels of common shares and/or RSUs held by each director and NEO of Points as of February 28, 2020:

Name	Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
David Adams	15,524	6,652	22,176	$378,336	Yes
Christopher Barnard	197,431	62,979	260,410	$4,442,758	Yes
Michael Beckerman	17,977	4,435	22,412	$382,363	Yes
Douglas Carty(2)	40,290	4,763	45,035	$768,632	Yes
Bruce Croxon	26,410	4,435	30,845	$526,216	Yes
Erick Georgiou	5,589	20,304	25,893	$441,751	Yes
Peter Lockhard	2,500	34,655	37,155	$633,888	Yes
Robert MacLean	241,026	89,632	330,658	$5,641,232	Yes
Jane Skoblo	0	4,081	4,081	$69,624	Has until May 2024 to meet guideline
John Thompson	179,839	5,174	185,013	$3,156,438	Yes
Owen Tran(3)	N/A	N/A	N/A	N/A	N/A
Leontine van Leeuwen-Atkins	1,500	4,498	5,998	$102,330	Has until May 2024 to meet guideline

Notes:

(1) Calculated in accordance with the share ownership policy. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(2) Mr. Carty is not standing for re-election to the Board at the Meeting.

(3) Mr. Tran stepped down from his position as CTO effective September, 2019 and, accordingly, is no longer subject to the share ownership policy.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of common shares remaining available for future issuance under equity compensation plans (excluding options, warrants and rights issued and outstanding) (#)
Legacy Stock Option Plan(1)	184,157	9.25	Nil
2016 Stock Option Plan(2)	1,137,131	11.23	208,572

Notes:

(1) Table amounts are calculated as of December 31, 2019. The Legacy Stock Option Plan was approved by the shareholders of the Corporation. Options issued under the Legacy Stock Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan. Weighted-average exercise price of outstanding Options are calculated in Canadian Dollars and converted into US Dollars at the closing exchange rate on December 31, 2019.

(2) The 2016 Stock Option Plan was approved by the shareholders of the Corporation. Options issued under the 2016 Stock Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan. Weighted-average exercise price of outstanding Options are calculated in Canadian Dollars and converted into US Dollars at the closing exchange rate on December 31, 2019.

Summary of 2016 Stock Option Plan

On March 2, 2016, the Board adopted a new stock option plan (the "2016 Stock Option Plan") which was approved by shareholders at our 2016 annual and special meeting of shareholders. The 2016 Stock Option Plan replaced the Legacy Stock Option Plan (see discussion below), and no new options will be able to be granted under the Legacy Stock Option Plan. On May 9, 2019, shareholders approved the unallocated entitlements under the 2016 Stock Option Plan, as is required every three years.

Pursuant to the 2016 Stock Option Plan, we may grant options ("Options") for the purchase of common shares to any employee (including any employee that is also a director) or consultant of Points or any of its affiliates.

On November 13, 2019, the Board amended the 2016 Stock Option Plan to remove the eligibility of Outside Directors to receive option grants. This amendment was permitted pursuant to the terms of the plan and did not require shareholder approval. The amendment does not affect any options that were granted to Outside Directors prior to the effective date of the amendment. A copy of the amended 2016 Stock Option Plan is available on SEDAR at www.sedar.com and www.sec.gov.

The purpose of the 2016 Stock Option Plan is to attract, retain and reward individuals who are expected to contribute significantly to the success of Points and its affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and Points and, in general, to further the best interests of Points and its shareholders. The number of common shares available for issuance under the 2016 Stock Option Plan shall not exceed the greater of: (i) 1,529,860 (being 10% of the common shares issued and outstanding on March 2, 2016); and (ii) 10% of the common shares issued and outstanding on any date after March 2, 2016, in each case (A) less the number of common shares issuable under awards granted under all other security based compensation arrangements of Points, (B) subject to the "evergreen" features of the 2016 Stock Option Plan described below and (C) the ability of the Board to make appropriate adjustments under the anti-dilution provisions of the 2016 Stock Option Plan. As of the date of this Circular, 1,529,860 common shares is greater than 10% of the issued and outstanding common shares and, accordingly, the maximum number of common shares available for issuance under the 2016 Stock Option Plan is 1,529,860 common shares less the number of common shares subject to outstanding options under the Legacy Stock Option Plan. The maximum number of common shares issuable to insiders, at any time, under the 2016 Stock Option Plan and all other security based compensation arrangements of Points is 10% of Points' total issued and outstanding common shares, and the number of common shares issued to insiders within any one-year period under the 2016 Stock Option Plan and all other security based compensation arrangements of Points may not exceed 10% of the then issued and outstanding common shares of Points.

As of the date of this Circular, and taking into account the number of common shares subject to outstanding options under the Legacy Stock Option Plan, the total number of common shares available for grant under the 2016 Stock Option Plan is 208,572 (representing 1.6% of the issued and outstanding common shares). Every three years, all unallocated common shares under the 2016 Stock Option Plan will be submitted for approval to the Board and thereafter the shareholders of Points. As discussed above, unallocated options under the 2016 Stock Option Plan were recently approved by our shareholders in 2019 and, accordingly, will be subject to approval again in 2022.

As of the date of this Circular: (i) 9,560 common shares have been issued under the 2016 Stock Option Plan; and (ii) the total number of common shares issuable pursuant to outstanding Options is 1,137,131, representing 8.7% of the outstanding common shares.

The annual burn rate under the 2016 Stock Option Plan (being the number of Options granted during the applicable fiscal year divided by the weighted average number of common shares outstanding for such fiscal year) was 6.6% for the fiscal year ended December 31, 2018 and 2.6% for the fiscal year ended December 31, 2019. No Options were issued under the 2016 Stock Option Plan in 2017.

Any common shares that are subject to an Option or an option granted under any other security based compensation arrangement of Points that is exercised, expires, is forfeited, is settled, is cancelled or terminated, and any common shares representing the difference between the number of shares in respect of which Option is exercised in accordance with the "cashless exercise" provisions of the 2016 Stock Option Plan and the number of shares required to be issued upon such exercise under those provisions, will again become available for grant under the 2016 Stock Option Plan. As a result of the features described above in this paragraph, the 2016 Stock Option Plan is considered to be an "evergreen" plan.

The exercise price of the Options is fixed by the Board at the grant date and may not be less than the "market price" on the date of the grant as determined in accordance with the 2016 Stock Option Plan and applicable stock exchange rules. Pursuant to the 2016 Stock Option Plan, "market price" is defined as the volume weighted average trading price on the TSX for the five consecutive trading days preceding the grant date. Options vest at the discretion of the Board, which vesting schedule is generally fixed at the time of the grant by the Board. Options granted under the 2016 Stock Option Plan may have a term of up to 10 years, subject to an extension of the scheduled expiry date in the event the option would otherwise expire during a "blackout period" to the 10th business day following the expiration of the "blackout period". Options granted under the 2016 Stock Option Plan are not transferable or assignable, other than in the case of death as set out in the 2016 Stock Option Plan. The 2016 Stock Option Plan allows for the cashless exercise of Options upon surrender of an Option, or any portion thereof, in lieu of exercising the same, if the holder of the Options (a "Holder") so elects.

Unless otherwise permitted by the Board, upon (i) in the case of an employee that is a Holder, termination of such Holder's employment for any reason other than for cause (including voluntary resignation, retirement or death), (ii) in the case of a director of Points that is a Holder, such Holder ceasing to hold office as a result of removal by the shareholders or voluntary resignation and (iii) in the case of a consultant of Points that is a Holder and whose consulting agreement or arrangement with Points is terminated for any reason other than for breach or default of the consulting agreement or arrangement (including voluntary termination or death), any unvested Options held by the Holder as at the termination date immediately expire and all vested options held by the Holder as at the termination date may be exercised until the earlier of: (A) the expiry date of the Options; or (B) 90 days after the termination date (provided that the termination is not due to criminal act, or in the case of a director, breach of fiduciary duty, as applicable, in which case all vested Options will immediately expire), after which time all Options will expire. Unless otherwise permitted by the Board, upon termination of a Holder's employment for cause or termination of a Holder's consulting agreement or arrangement with Points for breach or default of the consulting agreement or arrangement, all Options (whether vested or unvested) held by the Holder as at the termination date immediately expire.

In the event of a "change of control" of Points, the Board may, in its discretion, accelerate the vesting of all unvested Options such that they become immediately exercisable and, if requested by the Holder, Points will pay each Holder an amount in cash equal to the whole number of common shares covered by the holder's Options multiplied by the amount by which the price paid for a common share pursuant to the change of control transaction exceeds the exercise price of the Options, net of any withholding taxes and source deductions. Points will pay the foregoing amounts contemporaneously with completion of the transaction resulting in the change of control.

The 2016 Stock Option Plan specifies the types of amendments to the provisions of the 2016 Stock Option Plan and any Option granted thereunder that will and will not require the approval of shareholders in order to be effective. Subject to those amendments which specifically require shareholder approval (described below) and any required regulatory approval, the Board may amend the 2016 Stock Option Plan and any outstanding Option without the consent of shareholders for any purpose, including, without limitation, to: (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange; (ii) amendments of a "housekeeping" nature, including amendments relating to the administration of the 2016 Stock Option Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision thereof; (iii) change the vesting and exercise provisions of the 2016 Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Board's discretion; (iv) change the termination provisions of the 2016 Stock Option Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option's originally scheduled expiry date; (v) change the provisions on transferability of Options for normal estate settlement purposes; (vi) change the process by which a Holder who wishes to exercise his or her Option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; and (vii) add a conditional exercise feature which would give participants the ability to conditionally exercise in certain circumstances determined by the Board in its discretion, at any time up to a date determined by the Board in its discretion, all or a portion of those Options granted to such participants which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Board has determined shall be immediately vested and exercisable in such circumstances.

In addition to such amendments as may require shareholder approval under applicable laws, the approval of shareholders will be required for the following amendments, in each case unless the amendment results from the application of the anti-dilution provisions of the 2016 Stock Option Plan: (i) any amendment to the amendment provisions of the 2016 Stock Option Plan which is not an amendment within the nature of paragraphs (i) or (ii) in the preceding paragraph requiring the approval of the Board only; (ii) any amendment to increase the maximum number of common shares issuable under the 2016 Stock Option Plan; (iii) any amendment that would reduce the option price of an outstanding Option (including a cancellation and reissue of an Option constituting a reduction in the option price) or extension of the period during which an Option may be exercised; (iv) any amendment to remove or exceed the plan limits described herein; (v) any amendment to expand the eligibility criteria under the 2016 Stock Option Plan; and (vi) any amendment to the provisions of the 2016 Stock Option Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Summary of the Legacy Stock Option Plan

We have maintained a stock option plan (the "Legacy Stock Option Plan") to provide certain directors, officers, employees and service providers with an increased incentive to contribute to the future success and prosperity of Points. The Board and management believe that the Legacy Stock Option Plan and the incentive provided thereby was an important tool in enhancing the value of Points for the benefit of all shareholders and increased the ability of Points to attract and retain individuals of exceptional skill.

As of the date of this Circular: (i) the maximum number of common shares issuable under the Legacy Stock Option Plan is 2,250,000, representing 17.0% of the issued and outstanding common shares; (ii) 1,454,851 common shares, representing 11.02% of the issued and outstanding common shares, have been issued under the Legacy Stock Option Plan in respect of exercised options; and (iii) the total number of common shares issuable pursuant to outstanding options is 22,280, representing 0.2% of the issued and outstanding common shares.

No options were issued under the Legacy Stock Option Plan in fiscal 2017, fiscal 2018 or fiscal 2019.

In connection with the approval of the 2016 Stock Option Plan, the Legacy Stock Option Plan was closed by the Board and all future grants of stock options will be made pursuant to the 2016 Stock Option Plan. The Legacy Stock Option Plan will remain in effect only in respect of options granted and outstanding under it.

The exercise price of options issued under the Legacy Stock Option Plan were fixed by the Board at 100% of the "Market Value" or such higher amount as the Board determined appropriate. "Market Value" is defined in the Legacy Stock Option Plan as the volume weighted average trading price of the common shares (calculated by dividing the total value by the total volume of common shares traded for the relevant period) on the TSX for the five consecutive trading days ending immediately on the trading day prior to the grant date.

The maximum term of each option granted under the Legacy Stock Option Plan is ten years and, in practice, the Board typically set a five year term. The typical vesting schedule was set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board set different vesting periods or conditions including performance based vesting conditions. Options granted to directors, officers and director level employees under the Legacy Stock Option Plan vest immediately upon a change of voting control of Points.

Generally, where an employee is terminated for cause or voluntarily resigns, the options granted to them under the Legacy Stock Option Plan terminate immediately upon the termination of employment. In most other circumstances, options granted under the Legacy Stock Option Plan will terminate 90 days after an individual ceases to be an officer, director, employee or service provider. Options that were granted under the Legacy Stock Option Plan may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.

The Board may amend the Legacy Option Plan or any option outstanding thereunder at any time in its absolute discretion without the approval of the shareholders of Points, including but not limited to, to introduce the following: a change in the process by which a participant in the Legacy Stock Option Plan who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; a change to the termination provisions for the Legacy Stock Option Plan or for an option so long as the change does not otherwise contravene any other provision of the Legacy Stock Option Plan; a change to the terms of the Legacy Stock Option Plan relating to the effect of termination, cessation or death of a participant thereunder on the right to exercise options; a change to provisions on the transferability of options for normal estate settlement purposes; housekeeping changes (such as a change to correct an immaterial inconsistency, clerical error, omission or a change to update an administrative provision); and a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Notwithstanding the foregoing, the following amendments to the Legacy Stock Option Plan or to an option outstanding at any time shall be made only upon requisite approval by the shareholders of Points: reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option); amending the Legacy Stock Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Legacy Stock Option Plan or amending the applicable period from the expiry date of a blackout period to the expiry date of an option; changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and extending the term of an option held by an insider; unless the change results from application of the anti-dilution provisions of the Legacy Stock Option Plan.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

As at the date of this Circular, no executive officer, director or employee of Points (or any former executive officer, director or employee) is indebted to (i) Points or any of its subsidiaries, or (ii) any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Points or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of Points which has or will materially affect Points or any of its subsidiaries.

NORMAL COURSE ISSUER BID

In August 2019, the TSX accepted Points' Notice of Intention to Make a Normal Course Issuer Bid (the "2019 Notice"). Pursuant to the 2019 Notice, we have the ability to repurchase up to 679,034 of our common shares (the "2019 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of July 31, 2019. In connection with the 2019 Repurchase, we entered into an automatic share purchase plan with a broker to facilitate repurchases of our common shares. Under the automatic share purchase plan, our broker may repurchase common shares at times when we would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the broker's discretion, based upon parameters by the parties' written agreement. The 2019 Repurchase commenced on August 14, 2019 and will terminate on August 13, 2020.

Common share repurchases may be effected through the facilities of the NASDAQ Capital Market ("NASDAQ"), the TSX or other alternative trading systems in the United States and Canada. All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other alternative trading systems in the United States or Canada, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by our broker having regard to future price movements and other factors, including the parameters prescribed by the parties' written agreement.

Under our previous normal course issuer bid, we purchased the maximum amount of 684,061 common shares with a weighted average price of Cdn.$15.73 per share through the facilities of the TSX, NASDAQ and other alternative trading systems in the United States and Canada. Our previous normal course issuer bid commenced on August 14, 2018 and terminated on August 13, 2019.

Shareholders may receive a copy of the 2019 Notice, without charge, by contacting us.

SHAREHOLDER PROPOSALS

Pursuant to section 137(5)(a) of the CBCA, any notice of a shareholder proposal intended to be raised at our next annual meeting must have been submitted to us at our registered office, to the attention of the Secretary, on or before February 9, 2020, to be considered for inclusion in the management information circular to be furnished in connection with the solicitation by, or on behalf of, the management of Points of proxies to be used at the next annual meeting.

It is our position that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL PROXY INFORMATION

Record Date and Quorum

The Board has fixed the close of business on March 30, 2020 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting. The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of Points entitled to vote at the Meeting is required to constitute a quorum at the Meeting. Shareholders participating in the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Accessing and Voting at the Virtual Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. The LUMI platform will allow registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves, to participate, ask questions, and vote at the virtual Meeting. Guests, including non-registered shareholders that have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may listen to the virtual Meeting but will not be entitled to vote or ask questions. A summary of the information shareholders or their duly appointed proxyholders will need to attend the virtual Meeting is provided below. The Meeting will begin at 2:00 p.m. (Eastern Time) on May 22, 2020.

  Registered shareholders that have received their 15-digit Control Number, along with duly appointed proxyholders, including non-registered shareholders that have appointed themselves as proxyholders, who were assigned a Username by Computershare, will be able to vote and submit questions during the virtual Meeting.  To do so, please go to https://web.lumiagm.com/177840361 prior to the start of the virtual Meeting to login. Click on "I have a login" and enter your 15-digit Control Number or Username along with the password "points2020" (case sensitive).

  Non-registered shareholders who have not appointed themselves to vote at the virtual Meeting will only be able to attend as a guest which allows them to listen to the virtual Meeting. By logging in as a guest, you will not be able to vote or submit questions. In order to login as a guest, please go to https://web.lumiagm.com/177840361 and click on "I am a Guest" and complete the online form.

  If you are using a 15-digit Control Number or Username to login to the virtual Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the virtual Meeting as a guest.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the virtual Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the virtual Meeting. You will also need the latest version of any of Chrome, Safari, Internet Explorer, Edge or Firefox. If you have questions regarding your ability to participate or vote at the Meeting, please contact Computershare at 1-800-564-6253.

Registered shareholders may vote at the virtual Meeting by completing a ballot that will be made available online during the Meeting, as further described below under the section entitled "How to Vote - Registered Shareholders - Voting at the Meeting". Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as a guest. This is because Points and Computershare do not have a record of the non-registered shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder in accordance with the below section entitled "How to Vote - Non-Registered Shareholders - Voting at the Meeting or Appointing a Third Party as Proxy".

If you are a registered shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy accompanying this Circular and follow all of the instructions below under "How to Vote - Registered Shareholders - Appointing a Third Party as Proxy", within the prescribed deadline.

If you are a non-registered shareholder and wish to participate and vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form provided to you and follow all of the instructions set out therein and below under the section entitled "How to Vote - Non-Registered Shareholders - Voting at the Meeting or Appointing a Third Party as Proxy", within the prescribed deadline and then register yourself as proxyholder.

In all cases, all proxies must be received and all proxyholders must be registered before 2:00 p.m. (Eastern Time) on May 20, 2020, or, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof

How to Vote

The manner in which you vote your common shares depends on whether you are a registered shareholder or a non-registered shareholder. You are a registered shareholder if you have a share certificate issued in your name and you appear as the registered shareholder on the books of Points. You are a non-registered shareholder if your common shares are registered in the name of an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution (collectively "Intermediaries", and each an "Intermediary").

Registered Shareholders

As a registered shareholder, you may vote by: (i) attending the Meeting virtually, (ii) appointing a proxyholder designated by Points in the form of proxy as your proxyholder, (iii) appointing a third party as your proxyholder by following the procedures below, or (iv) mail, telephone or Internet.

Voting at the Meeting

If you are a registered shareholder, the 15-digit Control Number located on the form of proxy or in the email notification you received is your Username. Once you have identified your Control Number / Username, follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate in the Meeting.

Appointing a Proxy Designated by Points

Voting by proxy is the easiest way for registered shareholders to vote at the virtual Meeting. As a registered shareholder, you have received a form of proxy in this package. Registered shareholders are requested to vote their shares in accordance with the instructions on the form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof.

As a registered shareholder, you should submit your form of proxy in sufficient time to ensure your votes are received by the offices of Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1 to arrive no later than 2:00 p.m. (Eastern Time) on May 20, 2020, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law.

Appointing a Third Party as Proxy

You may appoint a person other than the proxyholders designated by Points on your form of proxy to represent you and vote on your behalf at the Meeting. This person does not need to be a shareholder to be appointed as your proxyholder. To do so, strike out the names of the proxyholders designated by Points printed on the form of proxy and write the name of the person that you are appointing in the space provided. Follow the voting instructions included on the form of proxy and then sign and date the form of proxy. Once complete, return the form of proxy to the offices of Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1 to arrive no later than 2:00 p.m. (Eastern Time) on May 20, 2020, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law.

In addition, in order for your proxyholder to attend and participate in the Meeting, you must also register the appointment of your proxyholder at www.computershare.com/POAQ (reference Client ID of POAQ) and provide Computershare with your proxyholder's contact information so that Computershare may provide the proxyholder with a Username via email. Registering your proxyholder is an additional step that must be completed by no later than 2:00 p.m. (Eastern Time) on May 20, 2020. Once your proxyholder receives their Username, your proxyholder must follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate at the Meeting.

Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the virtual Meeting. Without a Username, your proxyholder will not be able to ask questions or vote at the virtual Meeting.

Voting by Mail, Telephone or Internet

If you do not plan to participate at the virtual Meeting, or you do not intend to nominate a proxyholder to vote at the virtual Meeting in your place, you can vote by proxy in any of the following ways:

  By Mail: Complete, date and sign the form of proxy in accordance with the instructions included on the form of proxy. Return the completed form of proxy in the envelope provided to Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1.
  By Telephone: Call Computershare at 1-866-732-8683 and follow the voice instructions. You will need your 15-digit Control Number, which can be found on your form of proxy.
  By Internet: Follow the instructions for internet voting on the form of proxy.

To be voted at the Meeting, proxies must be received by Computershare no later than 2:00 p.m. (Eastern Time) on May 20, 2020, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Non-Registered Shareholders

If you are a non-registered shareholder, you have received a voting instruction form in this package. Non-registered shareholders may vote (i) through their Intermediary in accordance with the instructions provided by their Intermediary, (ii) at the Meeting by appointing themselves or a third party as proxyholder by following the procedures below, or (iii) by mail, telephone or Internet as permitted and described in the voting instruction form provided to you. Each Intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their common shares are voted by their Intermediary on their behalf at the virtual Meeting.

Voting Through Your Intermediary

To vote your common shares held through an Intermediary at the virtual Meeting or any adjournment(s) or postponement(s) thereof, you must carefully follow the instructions on the voting instruction form provided by your Intermediary. Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in this Circular. Please contact your Intermediary if you did not receive a voting instruction form or have any questions about how to participate or vote at the virtual Meeting.

Voting at the Meeting or Appointing a Third Party as Proxy

If you are a non-registered shareholder and wish to participate and vote at the Meeting or appoint a third party proxyholder to participate and vote on your behalf at the Meeting, you must appoint yourself or another individual, as applicable, as proxyholder by inserting the proxyholder's name in the applicable space (if permitted) on the voting instruction form provided to you and follow all of the applicable instructions, within the prescribed deadline, provided by your Intermediary. If you are appointing yourself as proxyholder do not complete the voting section on the voting instruction form, as your vote will be taken at the Meeting, and return the voting instruction form to your Intermediary in the envelope provided. If you appoint a proxyholder other than the proxyholder designated by Points, please make them aware and ensure they will participate at the Meeting and have received their Username prior to the Meeting. Your proxyholder must vote your common shares in accordance with your instructions at the Meeting. If your proxyholder does not attend the Meeting, your common shares will not be voted. Appointing yourself or a third party as proxyholder must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your voting instruction form, as described below.

Step 1: If you are a non-registered shareholder who wishes to appoint yourself or a third party as your proxyholder, you must first insert your name or the name of the person you wish to appoint as proxyholder in the blank space provided in the voting instruction form (if permitted) and follow the instructions set out in the voting instruction form by your Intermediary for submitting such voting instruction form. By doing so, you are instructing your Intermediary to appoint yourself or a third party (as applicable) as your proxyholder. It is important that you comply with the signature and return instructions provided in the voting instruction form by your Intermediary and return the voting instruction form in accordance with those instructions, within the prescribed deadline.

A non-registered shareholder located outside of Canada (including non-registered shareholders located in the United States) wishing to participate and vote at the Meeting or, if permitted, wishing to appoint a third party as their proxyholder may be required, in addition to the steps described above and below, to obtain a valid legal proxy from their Intermediary. You must then follow the instructions from your Intermediary included with the legal proxy form and in the voting instruction form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare by following the instructions set out in the form of proxy. Non-registered shareholders located in the United States may send their legal proxy form to Computershare by (i) mail at: attention: proxy department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; or (ii) by email at uslegalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and must be received no later than 2:00 p.m. (Eastern Time) on May 20, 2020. You will receive a confirmation of your registration by email after we receive your registration materials.

Step 2: Once you have completed Step 1, in order for you or your proxyholder (other than the proxyholders designated by Points) to attend and participate in the Meeting, you must register the appointment of you or your proxyholder at www.computershare.com/POAQ (reference Client ID of POAQ) and provide Computershare with you or your proxyholder's contact information so that Computershare may provide you or your proxyholder with a Username via email. You must register yourself or your proxyholder by no later than 2:00 p.m. (Eastern Time) on May 20, 2020. Without a Username, you or your proxyholder will not be able to participate or vote at the Meeting. Once you or your proxyholder receives the Username, you or your proxyholder must follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate at the Meeting.

In all cases, your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your Intermediary to Computershare before 2:00 p.m. (Eastern Time) on May 20, 2020. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your Intermediary well in advance of the virtual Meeting to allow them to forward the necessary information to Computershare before 2:00 p.m. (Eastern Time) on May 20, 2020. You should contact your Intermediary well in advance of the Meeting and follow their instructions if you want to participate, or have your third-party proxyholder participate on your behalf, at the virtual Meeting.

Appointment and Revocation of Proxies

By returning a form of proxy, you are authorizing the person named in the proxy to attend the virtual Meeting and vote your common shares on each item of business according to your instructions. The persons named in the enclosed form of proxy are officers and/or directors of Points.

A registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the virtual Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A non-registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the virtual Meeting, may do so by following the instructions on the voting instruction form.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited with Computershare, attention: proxy department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 so that it arrives no later than May 20, 2020 at 2:00 p.m. (Eastern Time). If you are using a 15-digit Control Number or Username to login to the virtual Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the virtual Meeting as a guest.

The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Vote by Proxy

The common shares of Points represented by properly executed proxies will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the common shares represented by such proxies will be voted as follows: (i) FOR the nominees for director set out in this Circular; and (ii) FOR the appointment of KPMG LLP as auditors.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of Points without special compensation. We are not relying on the "notice-and-access" provisions of Canadian securities laws. The cost of the solicitation will be borne directly by us. In some instances, we have distributed copies of this Circular and other related materials to Intermediaries for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries. The Intermediaries are required to forward the Meeting materials to non-registered shareholders. We intend to reimburse such Intermediaries for permitted fees and costs incurred by them in mailing the Meeting materials to beneficial owners.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of Points otherwise specify. The holders of common shares are entitled to cast one vote per share. As at the date of this Circular, there were 13,200,627 common shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class.

To the knowledge of the directors and executive officers of Points, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Points carrying 10% or more of the voting rights attached to any class of outstanding voting securities of Points entitled to vote at the Meeting.

ADDITIONAL INFORMATION

Our financial information is contained in our comparative financial statements for the fiscal year ended December 31, 2019 and the Management's Discussion and Analysis related thereto. Information concerning our Audit Committee may be found in our Annual Information Form under the heading "AUDIT COMMITTEE". Additional information about us is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of Points at 111 Richmond Street W., Suite 700, Toronto, Ontario M5H 2G4, we will provide to any person, and in the case of a security holder of Points without charge, one copy of: (i) our most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) our most recently filed comparative annual financial statements, together with the report of our auditors thereon and management's discussion and analysis related thereto, and any interim financial statements filed for any period after the end of our most recently completed financial year and management's discussion and analysis related thereto; and (iii) our Management Information Circular for our most recent annual meeting of shareholders at which directors were elected.

NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

We believe that Adjusted EBITDA is useful to management and investors as a supplemental measure to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, foreign exchange, and other one-time costs or benefits such as a tax rebate related to prior periods. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the year ended
(In thousands of US dollars)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Net income	$ 11,889	$ 7,792	$ 4,097	53%
Income tax expense Finance costs Depreciation and amortization Foreign exchange loss (gain) Equity-settled share-based payment expense Prior years tax rebate, net of fees	5,155 211 4,668 401 5,172 (6,027)	3,104 - 3,364 (36) 4,381 -	2,051 211 1,304 437 791 (6,027)	66% - 39% (1,214%) 18% -
Adjusted EBITDA	$ 21,469	$ 18,605	$ 2,864	15%

Gross Profit

Gross profit, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. We view gross profit as an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues that are available to fund ongoing operating expenses, including incremental spending that is in line with our long-term strategic goals. Gross profit is a component of our management incentive plan and is used by management to assess our operating performance. In general, we seek to maximize the gross profit generated from each loyalty partner relationship.

Reconciliation of Revenue to Gross Profit

	For the year ended
(In thousands of US dollars)	Dec. 31, 2019	Dec. 31, 2018	$ Variance	% Variance
Total Revenue	$ 401,177	$ 376,245	$ 24,932	7%
Less: Direct cost of revenue	335,722	322,341	13,381	4%
Gross profit	$ 65,455	$ 53,904	$ 11,551	21%

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of Points and to KPMG LLP, the auditors of Points.

DATED at Toronto, Ontario, this 6th day of April, 2020.

By Order of the Board of Directors

         "Robert MacLean"
Robert MacLean
Chief Executive Officer

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Points' corporate governance disclosure required by National Instrument 58-101 - Disclosure of Corporate Governance Practices and the Regulations Amending the Canada Business Corporations Regulations, 2001, SOR/2019-258.

Disclosure Requirement	Our Disclosure
Board of Directors
Disclose the identity of directors who are independent.	David Adams, Michael Beckerman, Bruce Croxon, Jane Skoblo, John Thompson and Leontine van Leeuwen-Atkins are independent directors.
Disclose the identity of directors who are not independent, and describe the basis for that determination.	Robert MacLean and Christopher Barnard are not independent directors because they are the Chief Executive Officer and President of Points, respectively.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors are independent.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Adams is a director of Cardlytics Inc., a U.S. listed issuer.

Mr. Beckerman is a director of Bluerush Inc., a Canadian listed issuer, and a director of Enthusiast Gaming Holdings Inc., a Canadian listed issuer.

Mr. MacLean is a director of Prodigy Ventures Inc., a Canadian listed issuer.

Ms. van Leeuwen-Atkins is a director of Seven Generations Ltd., a Canadian listed issuer.

Disclosure Requirement	Our Disclosure

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board generally meets without management and non-independent directors at each Board meeting held to consider interim and annual financial statements (and from time to time at other Board meetings). In 2019, the Board held five such meetings without management and non-independent directors present.

The Audit Committee generally holds an in camera session with Points' external auditor at each meeting held to consider interim and annual financial statements. In 2019, the Audit Committee held four such in camera sessions.

The Human Resources and Corporate Governance Committee (HRCGC) meets without management at each meeting. In 2019, the HRCGC held four such in camera sessions.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Adams is the Chair of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chair will provide leadership to directors in discharging their mandate as set out in the Board Mandate, including by:

  leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;
  promoting cohesiveness among the directors; and
  being satisfied that the responsibilities of the Board and its Committees are well understood by the directors.

Relationship with Chief Executive Officer

The Chair shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chair shall promote the delivery of information to the directors on a timely basis to keep the directors fully apprised of all matters which are material to directors at all times.

The Chair shall be satisfied that the information requested by any director is provided and meets the needs of that director.

Meetings of the Board

In connection with meetings of the directors, the Chair shall be responsible for the following:

  scheduling meetings of the directors;
  coordinating with the Chair of the committees of the directors to schedule meetings of the committees;
  ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of Points;
  setting the agenda for meetings of the Board;
  monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;
  ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
  presiding over meetings of the directors; and
  encouraging free and open discussion at meetings of the Board.

Meetings of Shareholders

The Chair shall preside over meetings of Points' shareholders.

Other Responsibilities

The Chair shall perform such other functions:

  as may be ancillary to the duties and responsibilities described above; and
  as may be delegated to the Chair by the Board from time to time.

Disclosure Requirement	Our Disclosure
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The table below shows the attendance record of current and former directors for 2019:

Name
Board
Audit Committee
HRCGC
David Adams
8 of 8
4 of 4
4 of 4
Christopher Barnard
8 of 8

Michael Beckerman
8 of 8

4 of 4
Douglas Carty
8 of 8
4 of 4

Bruce Croxon
7 of 8

4 of 4
Charles Gillman(1)
3 of 3

Robert MacLean
8 of 8

Jane Skoblo(2)
6 of 6

John Thompson
8 of 8
4 of 4
4 of 4
Leontine van Leeuwen-Atkins(2)
6 of 6
3 of 3

(1)  Former director. Mr. Gillman resigned from the Board effective May 9, 2019.

(2) Ms. Skoblo and Ms. van Leeuwen-Atkins were elected to the Board on May 9, 2019.

Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Exhibit A to this Circular.

Disclosure Requirement	Our Disclosure
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written position descriptions for the Chair and the Chair of each committee of the Board. The position description for the Chair is included above.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been adopted for the CEO.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

Newly appointed directors are provided with a copy of our Board Manual which describes their duties at law, contains the mandates for the Board and its committees, and includes other relevant information. Newly appointed directors are also provided with open access to senior management and other members of the Board in order to obtain information regarding the nature and operation of our business. Points has implemented an electronic system which allows for posting and archiving all Board information. Board of Directors and senior management have access to this information through secure access at all times.

Disclosure Requirement	Our Disclosure

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board is briefed regularly on Points' business, strategy and financial performance. Board members are provided with open and frequent direct communication with senior management.
Ethical Business Conduct
Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Business Conduct and Ethics which was approved by the Board and applies to all of our directors, officers and employees.
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code of Business Conduct & Ethics is available on our website at www.points.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees are required to sign an acknowledgement regarding the Code of Business Conduct and Ethics upon hiring. We maintain a whistleblower hotline and protocol for ensuring that any matters are brought to the attention of an independent officer of Points. Any matters relating to breaches of the Code of Business Conduct and Ethics are reported directly to the HRCGC. All employees are informed of whistleblower hotline and can report anonymously.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been filed or required to be filed since the beginning of the 2019 fiscal year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct & Ethics.

Disclosure Requirement	Our Disclosure

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board takes all steps required by applicable legal, regulatory and accounting standards. The Board is subject to the same Code of Business Conduct & Ethics as Points' employees.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board does not take any other specific steps.
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

The HRCGC, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate the HRCGC generally considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Pursuant to Points' Diversity and Board Renewal Policy, the HRCGC also considers diversity of candidates as well as the overall tenure of the Board. Potential candidates are screened to ensure that they possess the requisite qualities, business judgement, experience, financial literacy, communication skills and diversity. Further information related to the process for the identification of candidates, as well as our diversity and board renewal policies, are set forth in the Circular under the heading "Election of Directors - Diversity and Board Renewal".

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The HRCGC acts as the nominating committee and is composed entirely of independent directors.

Disclosure Requirement	Our Disclosure
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading "Executive Compensation".
Compensation
Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Board has oversight responsibility for the structure of our compensation strategy as well as the total compensation of the members of the Board and the Chief Executive Officer of Points. The HRCGC is responsible for assisting the Board in discharging its oversight responsibilities relating to compensation. Further information regarding the process by which director and executive officer compensation is determined is set forth in the Circular under the heading "Executive Compensation".

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HRCGC is comprised entirely of independent directors.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading "Executive Compensation".
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any standing committees other than the Audit Committee and the HRCGC.

Disclosure Requirement	Our Disclosure
Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Board, Board committees and directors are not formally assessed on a regular basis as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than Points and which may have significantly larger boards of directors. Board and committee members are carefully selected to ensure a high performing Board and committee structure. The small size of the Board allows for collegiality and effective deliberation and exchange of information. The Chair of the Board is also responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements will be implemented and overseen by the Board. A more formal process will be instituted as, if, and when the Board considers it to be necessary.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on the board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board has adopted a Diversity and Board Renewal Policy which recognizes that periodic renewal of Board members brings new perspectives which enrich and enhance the effectiveness of the Board. The Diversity and Board Renewal Policy acknowledges that the Board strives to maintain a Board with an average tenure of 15 years or less among independent directors. However, the Board believes that such renewal and the new perspectives it brings can happen naturally without imposing arbitrary limits on the tenure of its Board members. In addition, in light of the business of Points and the time necessary for persons to develop a thorough understanding of it, the Board believes that the quality of Board level decisions directly benefits from the continuity, experience and knowledge that comes from permitting longer-term service on the Board. Accordingly, in considering the age and tenure of directors, we have not adopted strict term limits or other mechanisms for forcing the replacement of its directors.

Disclosure Requirement	Our Disclosure
Policies Regarding the Representation of Designated Groups on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of members of designated groups for directors. If the issuer has not adopted such a policy, disclose why it has not done so.

We have adopted a Diversity and Board Renewal Policy.

If the issuer has adopted a policy referred to above, disclose the following in respect of the policy:

(i) short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

We value and recognize the benefits of diversity, including increased organizational strength, improved leadership and increased innovation. In furtherance of this, our Diversity and Board Renewal Policy, among other things, recognizes that diversity is an important consideration for us in determining the composition of the Board. We believe that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance and performance and effective decision-making.

To support the Board's diversity goals, the HRCGC will, when identifying and considering the selection of nominees for the Board: (a) consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; (b) consider diversity criteria including the designated groups specified in the Employment Equity Act (Canada); and (c) seek to maintain a Board in which each gender represents not less than 20% of independent directors.

The HRCGC will report annually to the Board on the diversity of Points' Board and senior management. The HRCGC will also review the Diversity and Board Renewal Policy at least every two years, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

The Board currently meets its stated goal of having a Board in which each gender represents not less than 20% of independent directors.

Disclosure Requirement	Our Disclosure
Consideration of the Representation of Designated Groups in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of designated groups on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of designated groups on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Pursuant to Points' Diversity and Board Renewal Policy, the HRCGC will, when identifying and considering the selection of nominees for the Board: (a) consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; (b) consider diversity criteria including the designated groups specified in the Employment Equity Act (Canada); and (c) seek to maintain a Board in which each gender represents not less than 20% of independent directors.

Consideration Given to the Representation of Designated Groups in Senior Management Appointments

Disclose whether and, if so, how the issuer considers the level of representation of designated groups in senior management positions when making senior management appointments. If the issuer does not consider the level of representation of designated groups in senior management positions when making senior management appointments, disclose the issuer's reasons for not doing so.

Our Diversity and Board Renewal Policy recognizes that diversity is an important consideration for us in determining senior management. In identifying suitable candidates for appointment to positions in senior management, candidates are considered based on merit against objective criteria and with due regard for the benefits of diversity.

Disclosure Requirement	Our Disclosure
Issuer's Targets Regarding the Representation of Designated Groups

Disclose whether the issuer has, for each group referred to in the definition of designated groups, adopted a target regarding designated groups on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

We seek to maintain a Board in which each gender represents not less than 20% of independent directors.

At present we have not adopted any targets regarding representation of any designated groups (as defined in the Employment Equity Act (Canada)) other than women. We do not ask our directors to self-identify with respect to inclusion in any designated group and, accordingly, we do not track whether or not directors fall into any of the designated groups (other than women). While we value and recognize the benefits of diversity, we believe that our diversity goals must be balanced against individuals' rights and freedoms to maintain their personal privacy.

Disclose whether the issuer has, for each group referred to in the definition of designated groups, adopted a target regarding designated groups in senior management of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

At present we have not adopted a target regarding representation of any designated groups in senior management positions. We do not ask our employees to self-identify with respect to inclusion in any designated group and, accordingly, we do not track whether or not members of senior management fall into any of the designated groups (other than women). While we value and recognize the benefits of diversity, we believes that our diversity goals must be balanced against individuals' rights and freedoms to maintain their personal privacy.

In identifying suitable candidates for appointment to positions in senior management, candidates are considered based on merit against objective criteria and with due regard for the benefits of diversity. However, the Board does not believe that quotas or that a formulaic approach necessarily results in the identification or selection of the best candidates.

If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.	We currently exceed our stated goal of having a Board in which each gender represents not less than 20% of independent directors. As discussed above, we have not adopted any other targets.

Disclosure Requirement	Our Disclosure
Number of Members of Each Designated Group on the Board and in Senior Management
For each group referred to in the definition of designated groups, disclose the number and proportion (in percentage terms) of members of each group on the issuer's board.

We currently have two female directors (22%) on our Board.

As discussed above, we do not ask our Board members to self-identify and, accordingly, cannot report on whether directors are members of any other designated groups.

For each group referred to in the definition of designated groups, disclose the number and proportion (in percentage terms) of members of each group who are members of senior management of the issuer, including all major subsidiaries of the issuer.

We have two female officer (22%) on our nine member executive leadership team.

As discussed above, we do not ask our employees to self-identify and, accordingly, we cannot report on whether members of senior management are members of any other designated groups.

EXHIBIT A
BOARD OF DIRECTORS' MANDATE

1 Mandate

1.1 In adopting this mandate,

(a) the board (the "Board") of Points International Ltd. (referred to herein as "Points" or the "Corporation") acknowledges that the mandate prescribed for it by the Canada Business Corporations Act ("CBCA") is to manage or supervise the management of Points' business and affairs and that this mandate includes responsibility for stewardship of Points; and

(b) the Board explicitly acknowledges responsibility for the stewardship of Points, as contemplated by the National Policy 58-201 (the "CSA Governance Policy").

2 Board Membership

2.1 Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points' articles.

2.2 Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy and the NASDAQ Stock Exchange listing rules.

2.3 Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected. In addition, pursuant to the Corporation's articles, the directors are permitted to appoint additional directors between annual meetings of shareholders, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

2.4 Vacancy

The Board may appoint a member to fill a vacancy, which occurs on the Board between annual elections of directors to the extent permitted by the CBCA.

2.5 Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3 Board Chair

3.1 Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non-executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting.

3.2 Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4 Meetings of the Board

4.1 Quorum

A quorum of the Board shall be the minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

4.2 Secretary

The Board may designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

4.3 Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on two days notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

4.4 Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

4.5 Invitees

The Board may invite directors, officers and employees of Points or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

4.6 Independent Director Sessions

At the conclusion of each regularly scheduled meeting of the Board convened to consider interim or annual financial statements, the independent directors shall, unless determined otherwise by the Chair, meet without any member of management being present (including any director who is a member of management). No minutes of the independent director sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5 Outside Advisors

5.1 Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6 Remuneration of Board Members

6.1 Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as approved by the Board upon recommendation of the Human Resources and Corporate Governance Committee.

7 Duties and Responsibilities of the Board

7.1 Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) succession planning;

(e) adopting a communication policy for the issuer;

(f) the issuer's internal control and management information systems;

(g) developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

(h) measures for receiving feedback from stakeholders (e.g., the board may wish to establish a process to permit stakeholders to directly contact the independent directors); and

(i) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

7.2 Nomination and Appointment of Directors

The Board shall nominate individuals for election as directors by the shareholders, and shall fill such vacancies on the Board as it is permitted by law to fill, in each case upon recommendation of the Human Resources and Corporate Governance Committee.

7.3 Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.4 Information Flow from Management

The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

7.5 Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the CEO, the President and the senior management team.

7.6 Delegation to Committees

(a) The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i) Audit Committee; and

(ii) Human Resources and Corporate Governance Committee.

(b) Subject to Points' articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c) The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d) The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board may also establish a process for all committees of the Board to assess their performance on a regular basis.

7.7 Delegation to Management

(a) Subject to Points' articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

(b) In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Chair of the Board, the CEO, the Chair of the Audit Committee and the Chair of the Human Resources and Corporate Governance Committee.

7.8 Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.9 Financial Statements

The Board shall review and, if appropriate, approve Points' annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.10 Compensation Matters

The Board shall:

(a) Compensation and Benefits - review and approve, as appropriate:

(i) the overall structure of Points' total compensation strategy, including the elements of Points' annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

(ii) the total compensation of the CEO in light of the performance assessment by the Human Resources and Corporate Governance Committee; and

(iii) the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board on recommendation of the Human Resources and Corporate Governance Committee; and

(b) Organizational Responsibilities - review and approve as appropriate:

(i) appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments; and

(ii) the report on executive compensation that is required to be included in Points' management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.11 Code of Business Conduct

The Board will approve a code of business conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8 Evaluation of Board Performance and Mandate

8.1 Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

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